
14008651

OFFERING CIRCULAR

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
DEC 01 2014
WASH, D.C.
201
SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

Commission File Number: 0001608952

CALIFORNIA

UNITED STATES:

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

Phone: (213) 407-4386

6799 – Investments, Not Elsewhere Classified	47-1637969
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFED BY OPERATION OF THE TERM OF REGULATION A.

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	**Position(s) Held**
Mr. Steven J. Muehler	Managing Member & Chairman of the Board

Mailing: C/O: Alternative Securities Markets Group Corp., 4050 Glencoe Avenue, Marina Del Rey, CA 90292

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. affiliates who own 5% or more of any class of our Equity Membership Units:

Name and Address of Record Owner	Membership Units of Record Owned	% of Membership Units of Record Owned
Alternative Securities Markets Group Corporation (1) (2) (3)	1,000 Equity Membership Units	100%

(1) Mr. Steven J. Muehler is the Founder, Chief Executive Officer and Chairman of the Board of Directors for the Alternative Securities Markets Group Corporation
(2) Mr. Steven J. Muehler is the Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(3) Mailing Address: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292

(f) Promoters of the issuer

All Members of:

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
C/O: Alternative Securities Markets Group Corporation
4050 Glencoe Avenue
Marina Del Rey, California 90292
http://www.ASMGCorp.com
http://www.AlternativeSecuritiesMarket.com
http://www.FixedIncomeMortgage.com
Phone: (213) 407-4386
Email: Legal@AlternativeSecuritiesMarket.com

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

At this time of this filing there is no specified Counsel or Underwriter(s) associated with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

(a) (b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for a waiver if disqualification has been applied for, accepted or denied.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which Securities are to be offered.

(a) The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- Florida
- New York
- Illinois
- Texas
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use three websites, each as an online portal and information management tool in connection with the Offering. The Websites are each owned and operated by Alternative Securities Markets Group Corporation.

- http://www.AlternativeSecuritiesMarket.com
- http://www.FixedIncomeMortgage.com
- http://www.ASMGCorp.com

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC** and mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year.

The Company was formed as a California Limited Liability Company in December of 2014. Since its formation, the Company has issued ONE THOUSAND (1,000) Equity Membership Units as illustrated below:

Name & Address	Amount Owned
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue Marina Del Rey, California 90292	Equity Membership Units: 1,000 Units (100%)

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Notes directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document.

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

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Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

Best Efforts Offering of 5,000 Secured Investment Certificates

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of Secured Fixed-Rate Investment Certificates (the "Certificates") of ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC, a California Limited Liability Company (the "Company"). The Company's principal office is located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, and its telephone number is (213) 407-4386.

The Certificates will be issued in the minimum amount of $1,000 and in multiples of $1,000. The Certificates will be offered in maturities of 5, 10, 15, 20 and 30 years from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the Subscriber's payment check and the check is collected by the Company's Bank. See "Description of Certificates" on Page 38 of this Registration Statement. The Fixed Rates of Interest for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates – Principal, Maturity and Interest" on Page 38 of this Registration Statement. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current "Wall Street Journal's Prime Rate" data obtained from the Wall Street Journal, or a similar credible source. The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. The following table sets forth the formula for determining the Interest Rates for the Certificates and the Initial Interest Rate based on the most recent Wall Street Journal's Prime Rate as of November 3rd, 2014.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF NOVEMBER 3rd, 2014
5 YEAR	Prime Plus 5.75%	9.00%
10 YEAR	Prime Plus 7.00%	10.25%
15 YEAR	Prime Plus 7.75%	11.00%
20 YEAR	Prime Plus 8.25%	11.50%
30 YEAR	Prime Plus 8.75%	12.00%

The Initial Rates set forth above will be effective only for Certificates issued between November 3rd, 2014 and November 28th, 2014. The Interest Rates fluctuate based on the formula set forth above, and to determine the current rates, prospective investors in the Certificates should call the Company at (213) 407-4386, or consult the web pages: http://www.AlternativeSecuritiesMarket.com; http://www.FixedIncomeMortgage.com; and http://www.ASMGCorp.com

The Company may prepay some or all of the Certificates at any time prior to their Maturity without premium or penalty.

The Company will pay Interest on Certificates Monthly. All Certificates will be issued in fully registered form.

The Certificates will be subject to automatic rollover. Fifteen business days before the maturity date of the Certificate, the Company will notify the Holder that the Certificate is going to mature and request whether the holder wishes to let the Certificate rollover, or to be repaid. The Company will repay holders who notify in ten business days before the Maturity Date that they wish to be repaid. Unless the holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, or the Company otherwise elects to repay the Certificate, the Certificate rollover will be automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company based on the same term as the original Certificate. The Holder may elect to rollover all, or a portion of, the Certificates it owns. To determine the Interest Rate applicable to the rolled-over Certificate, Holders should call the Company at (213) 407-4386, or consult the web pages at: http://www.AlternativeSecuritiesMarket.com; http://www.FixedIncomeMortgage.com; or http://www.ASMGCorp.com. The rolled-over Certificate will bear interest at the then current interest rate for newly issued Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Certificate, and the frequency of Interest Payments will be identical to the frequency of the Original Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Certificates. See "Payment or Rollover at Maturity" on page **40** of this Registration Statement.

The Company is offering the Certificates directly to Investors through its Officers on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan for Distribution" on page **23** of this Registration Statement.

The Certificates are being offered, and will be sold, pursuant to the exemption from registration provided by Section 3(b) of the Securities Act of 1933, as amended (the "Act"), and Regulation A promulgated thereunder. The Offering is not contingent upon sales of a minimum offering amount and there is no minimum aggregate amount of Certificates that must be sold in order for us to have access to the Offering proceeds. We may accept subscriptions as they are received. The Offering will terminate upon the earlier to occur of (i) the date that is not more than one year after the Offering is qualified by the United States Securities and Exchange Commission (The "Commission"), and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold.

The Certificates will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the Certificates.

This Offering Circular shall not constitute an offer to sell or the solicitation to an offer to buy, nor shall there be any sales of these securities in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such State.

THERE IS AT THIS TIME, NO PUBLIC MARKET FOR THE SECURED INVESTMENT CERTIFICATES.

THESE SECURED INVESTMENT CERTIFICATES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURED INVESTMENT CERTIFICATES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURED INVESTMENT CERTIFICATES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NOVEMBER 18th, 2014

ITEM 2: DISTRIBUTION SPREAD

	Number of Certificates	Offering Price (1)	Selling Commissions (2)	Proceeds to Company
Per Certificate	——	$1,000.00	$0.00	$1,000.00
Total Minimum	001	$1,000.00	$0.00	$1,000.00
Total Maximum	5,000	$5,000,000.00	$0.00	$5,000,000

1) The Company is paying directly the costs of the Offering, which are estimated to be approximately $50,000.
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN THE SECURED INVESTMENT CERTIFICATES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL OR CANCELLATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURED INVESTMENT CERTIFICATES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURED INVESTMENT CERTIFICATES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURED INVESTMENT CERTIFICATES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE SECURED INVESTMENT CERTIFICATES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

RISKS ASSOCIATED WITH INVESTMENT IN THE ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC

Investing in the Company's Secured Investment Certificates is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this private securities offering.

Development Stage Business

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC commenced operations in December of 2014. The Company was formed as a California Limited Liability Company. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's Managing Member, Mr. Steven Joseph Muehler. Mr. Steven J. Muehler. Along with being the Managing Member of the Company, Mr. Muehler is also the Founder, Chief Executive Officer and Chairman of the Board of Directors for Alternative Securities Markets Group Corporation. Mr. Muehler will be dedicating less than his full time to the Company, and will only be able to dedicate 15-20 hours per week to the Management of the Company.

Risks of Borrowing

The Company does not intend to incur any additional debt beyond the debt commitments provided in this offering. Should the Company incur additional debt in the future, additional possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements could also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the

Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the Company's Managing Member with respect to application and allocation of the net proceeds of this Offering. Investors for the Secured Investment Certificates offered hereby will be entrusting their funds to the Company's Managing Member, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

There is no minimum amount of Secured Investment Certificates that need to be sold in this offering for the Company to access the investment funds is. All Investor funds will be transferred from the Company's Investment Deposit Account to the Company's General Business Operation Account. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Secured Investment Certificates at any time, regardless of the number of Secured Investment Certificates that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Secured Investment Certificates is not fully subscribed.

Control by Management

As of December 1st, 2014 the Alternative Securities Markets Group Corporation owned 100% of the Company's outstanding Equity Membership Units. Mr. Steven J. Muehler, is the Sole Shareholder and Chief Executive Officer of Alternative Securities Markets Group Corporation, and the Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. Upon completion of this Offering, the Alternative Securities Markets Group Corporation will own 100% of the issued and outstanding Equity Membership Units. Investors of the Company's Secured Investment Certificates will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Secured Investment Certificates are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Company will ever convert to a Stock Corporation and No assurances can be given that the Company's Stock Units would ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Member deems it necessary. As a result, the Company's Secured Investment Certificates are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Secured Investment Certificates to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Secured Investment Certificates to trading on an "Over-the-Counter" or "Open Market", though the Company *may* choose to convert to a Stock Corporation within the next Five Years and submit an S-1 or Form 10 Filing. There can be no assurance that a liquid market for the Secured Investment Certificates will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Secured Investment Certificates easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Secured Investment Certificates and investors wishing to sell the Secured Investment Certificates might therefore suffer losses.**

Unavailability of Rule 144 for Resales

The Company may be regarded under Rule 12b-2 of the Securities Exchange Act of 1934 as a shell company. Shareholders who hold Secured Investment Certificates which are not subject to a registration statement under the Securities Act often rely upon Rule 144 for their resale. Rule 144 is not available for the resale of securities initially issued by either reporting or non-reporting shell companies (other than a business combination related shell company) or an Issuer that has been, at any time previously, a reporting or non-reporting shell company, unless the issuer meets specified conditions. A Secured Investment Certificate holder may resell securities pursuant to Rule 144's Safe Harbor if the following conditions are met:

1) The Issuer of Securities that was formerly a reporting or non-reporting company has ceased to be a shell;
2) The Issuer of the Securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
3) The Issuer of the Securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
4) At least one year has elapsed from the time the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Long Term Nature of Investment

An investment in the Company's Secured Investment Certificates may be long term and illiquid. As discussed above, the offer and sale of the Secured Investment Certificates will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Secured Investment Certificates must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Secured Investment Certificates are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws, and other applicable state securities laws. If the sale of Secured Investment Certificates were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Secured Investment Certificates. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Secured Investment Certificates offered has been arbitrarily established by the current Managing Member of the Company. Considering such matters as the state of the Company's business development and the general condition of the industry in which it operates, the Offering price bears little relationship to the assets, net worth, or any other objective criteria.

RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH THE ALTERNATIVE SECURITIES MARKETS GROUP – "*ALTERNATIVE SECURITIES MARKET*"

The Alternative Securities Market's Business Model Depends upon the Development and Maintenance of Strong Referral Relationships with Investment Banking Firms, Professional Services Firms and Private Equity and Venture Capital Funds.

If the Alternative Securities Market fails to maintain its relationship with key firms, or if the Alternative Securities Market fails to establish strong referral relationships with other firms or other sources of investment opportunities, the Alternative Securities Market series of Funds will not be able to grow their portfolio and achieve their investment objectives, affecting their ability to pay the Company the agreed upon interest or dividend in the time frame agreed, if at all. In addition, persons with whom the Alternative Securities Market has informal relationships are not obligated to inform the Alternative Securities Market of investment opportunities and therefore such relationships may not lead to the origination of portfolio investments, either by the Alternative Securities Market or one of the series of funds established or managed by the Alternative Securities Markets Group.

The Alternative Securities Market May Not Realize Any Income or Gains from its Equity Investments, and May Not be able to Pay the Company its Agreed Return or Dividend On-time, if At All

The Alternative Securities Markets Group intends to invest a substantial portion of its portfolio in equity securities, including common stock, convertible preferred securities and debt securities convertible into equity securities of its portfolio companies. The Alternative Securities Markets Group may receive warrants as part of any debt or equity investments. These equity interests the Alternative Securities Market acquires may not appreciate in value and, in fact, may decline in value if the portfolio company fails to perform financially or achieve its growth objectives. The Alternative Securities Market will generally have little, if any, control over the timing of any gains it may realize from its equity investments since the securities of the Company's portfolio companies may have restrictions on their transfer or may not have an active trading market.

Equity Investments also have experienced significantly more volatility in their returns and may underperform relative to fixed-income securities during certain periods. An adverse event, such as an unfavorable earnings report, may depress the value. Also, prices of equity investments are sensitive to general movements in the stock market and a drop in the stock market may depress the price of common stock investments to which the Company has exposure. Equity prices fluctuate for several reasons including changes in the investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Since the Alternative Securities Market intends to invest principally in equity securities, including common stock, convertible preferred securities and debt securities convertible into equity securities, of primarily micro-cap companies, the Alternative Securities Market's primary emphasis will be to generate capital gains through its equity investments in portfolio companies. Accordingly, ***although the Alternative Securities Market expects to receive current income in the form of interest payments on its convertible debt investments and dividend payments on its convertible preferred equity investments, a substantial portion of the Alternative Securities Market's income will likely be from the capital gains generated from the sale of its equity investments, the timing of which the Alternative Securities Market's Managers cannot predict.*** The Alternative Securities Market does not expect to generate capital gains from the sale of its portfolio investments on a level or uniform basis from quarter to quarter.

While the Alternative Securities Market's investments will typically be made in private companies, the Alternative Securities Market expects that these companies will become public reporting companies with their common stock being typically initially quoted on the OTC Market ("Over-the-Counter" Market). The Alternative Securities Market does not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. The Alternative Securities Market also does not expect the common stock in its publicly traded portfolio companies to initially have a large number of freely tradable shares available for sale or an active secondary trading market and, as such, the common stock will not be illiquid until an active market develops. The Alternative Securities Market believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing which may not occur until twelve to eighteen months after follow-on investments are made, if at all. The Alternative Securities Market's convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that the Alternative Securities Market's portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the common stock of the Company's publicly traded portfolio companies.

Accordingly, The Alternative Securities Market may not be able to realize gains from its equity interests, and any gains that the Company does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Alternative Securities Market experiences. Furthermore, due to the expected growth of the Alternative Securities Market's portfolio companies, the Alternative Securities Market does not generally expect to receive dividend income from its common stock investments. In the case of cumulative preferred stock, there is no assurance that any dividends will ever be paid by a portfolio company.

The Alternative Securities Market expects to Concentrate its holdings in Micro-Cap Companies, which are Subject to Many Risks, including Periodic Downturns

The Company expects to concentrate its holdings in what the Company believes are "public ready" micro-cap companies. Under negative economic conditions, this could cause the Alternative Securities Market's investment performance to be worse than business development companies with no such concentration. The Alternative Securities Market may avoid acquiring certain securities in certain micro-cap companies when it is otherwise advantageous to purchase those securities or may sell certain securities of micro-cap companies when it is otherwise advantageous to hold those securities. In general, the Alternative Securities Market's focus on micro-cap companies may affect its exposure to certain market segments, which may affect the Alternative Securities Market's financial performance — positively or negatively — and further affecting the Alternative Securities Market's ability to make dividend or promised returns to the Company, on-time, or if at all - depending on whether these segments are in or out of favor.

The revenues, income (or losses) and valuations of micro-cap companies, can and often do fluctuate suddenly and dramatically. There is no assurance that decreases in market capitalizations will not occur, or that any decreases in valuations will be insubstantial or temporary in nature. Also, the Alternative Securities Market's portfolio companies may face considerably more risk of loss and may not have the same returns as companies in other industry sectors due to their growth nature.

Even if the Alternative Securities Market's portfolio companies are successful in becoming publicly-traded companies, there is no assurance that they will be able to achieve their projected revenue and earnings targets or effectively maintain their status as public reporting companies. In such case, there may be little or no demand for the securities of the Alternative Securities Market's portfolio companies in the public markets, the Alternative Securities Market may have difficulty disposing of its investments, and the value of the Alternative Securities Market's investments may decline substantially, each of which could affect the Alternative Securities Market's ability to pay agreed upon returns or dividends to the Company on-time, if at all.

The Value of the Alternative Securities Market's Portfolio Securities May Not have a Readily Available Market Price and, in such case, the Alternative Securities Market will Value these Securities at Fair Value as Determined in Good Faith by the Company's Board of Directors, which Valuation is Inherently Subjective and May Not Reflect what the Alternative Securities Market may Actually Realize for the Sale of the Investment

The value of the Alternative Securities Market's portfolio securities may not have readily available market prices. In such case, the Alternative Securities Market will value these securities at fair value as determined in good faith by the Alternative Securities Markets Group's Board of Directors based upon the recommendation of the Alternative Securities Market Group's Valuation Committee. In connection with that determination, investment professionals from the Alternative Securities Markets Group will prepare portfolio company valuations using the most recent portfolio company financial statements and forecasts. The Alternative Securities Markets Group's Board of Directors will also utilize the services of a third-party valuation firm, which will prepare valuations for each of the Alternative Securities Market's portfolio investments for which no market quotations are readily available.

Even if the Equity Securities of the Alternative Securities Market's Public Portfolio Companies may be Sold in the Public Markets, the Alternative Securities Market expects these Securities will Initially be Thinly Traded and, as a Result, the Lack of Liquidity in the Alternative Securities Market's Holdings may Adversely Affect the Alternative Securities Market's Business, and will Delay Distributions of Gains, if any

While the Alternative Securities Market's holdings will typically be in private companies, the Alternative Securities Market expects that, as part of the Alternative Securities Market's investment process, these companies will become public reporting companies with their common stock typically being initially quoted on the OTC Market (OTCQB or OTCQX). The Alternative Securities Market does not expect the preferred equity of its portfolio companies to be listed or quoted on an exchange or quotation system. The Alternative Securities Market does not expect the common stock in its public portfolio companies to initially have an active secondary trading market and, as such, these securities will be illiquid until an active market develops. The Alternative Securities Market believes that typically this liquidity will develop in conjunction with a NASDAQ Capital Market listing, which the Alternative Securities Market does not expect to occur until eighteen to twenty-four months after the initial investment and listing on the Alternative Securities Market (www.AlternativeSecuritiesMarket.com) is completed, if at all. The Alternative Securities Market's convertible preferred stock instruments will generally provide for conversion upon the portfolio companies' achievement of certain milestone events, including a NASDAQ Capital Market listing for their common stock. However, there can be no assurance that the Alternative Securities Market's portfolio companies will obtain either an OTC Market or NASDAQ Capital Market listing or, even if a listing is obtained, that an active trading market will ever develop in the securities of the Alternative Securities Market's publicly traded portfolio companies.

The Alternative Securities Market expects substantially all of the common stock the Alternative Securities Market acquires in a portfolio company will be "restricted securities" within the meaning of Rule 144 under the Securities Act ("Rule 144"). As restricted securities, these shares may be resold only pursuant to an effective registration statement under the Securities Act or pursuant to the requirements of Rule 144 or other applicable exemption from registration under the Securities Act, and in accordance with any applicable state securities laws. Typically, the Alternative Securities Markets Group will seek to obtain registration rights in connection with its acquisition of equity securities in a portfolio company. As such, the portfolio company will generally be required to file a resale registration statement under the Securities Act to register for resale the shares of common stock the Alternative Securities Markets Group has acquired. Notwithstanding such registration rights, the Alternative Securities Markets Group will be largely unable to control the timing of completion of any such registration process given external factors beyond the Alternative Securities Market's control. Even if a resale registration statement is declared effective, there can be no assurances that the occurrence of subsequent events may not preclude a portfolio company's ability to maintain the effectiveness of such registration statement. Any of the foregoing items could have adverse effects on the liquidity of the Alternative Securities Market's shares of common stock.

In addition, the SEC has recently disclosed that it has developed internal guidelines concerning the use of a resale registration statement to register the securities issued to certain investors in PIPE transactions, where the issuer has a market capitalization of less than $75 million and, in general, does not qualify to file a registration statement on Form S-3 to register its securities. The SEC has indicated its position that these smaller issuers may not be able to rely on Rule 415 under the Securities Act ("Rule 415"), which generally permits the offer and sale of securities by selling shareholders on a continued or delayed basis over a period of time, but instead would require that the issuer offer and sell such securities in a direct or "primary" public offering, at a fixed price, if the facts and circumstances are such that the SEC believes the investors seeking to have their shares registered are underwriters and/or affiliates of the issuer. The Alternative Securities Market believes that the SEC in most cases would permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuer and, in some cases, a larger percentage depending on the facts and circumstances.

SEC staff members also have indicated that an issuer in most cases will have to wait until the later of six months after effectiveness of the first registration or such time as substantially all securities registered in the first registration are sold before filing a subsequent registration on behalf of the same investors. Since the Alternative Securities Market's portfolio companies will have little or no tradable shares of common stock, it is unclear as to how many, if any, shares of common stock the SEC will permit the Alternative Securities Market's portfolio companies to register for resale. The SEC may require as a condition to the declaration of effectiveness of a resale registration statement that the Alternative Securities Markets Group reduce or "cut back" the number of shares of common stock to be registered in such registration statement. The result of the foregoing is that the liquidity in the common stock of the Alternative Securities Market's portfolio companies may be adversely affected in the event the SEC requires a cut back of the securities as a condition to allow the Alternative Securities Market's portfolio company to rely on Rule 415 with respect to a resale registration statement, or, if the SEC requires the Alternative Securities Market's portfolio company to file a primary registration statement.

In the event the Alternative Securities Market's portfolio companies are unable to register their common stock for resale under the Securities Act, the Alternative Securities Markets Group may be able to resell its common stock investments pursuant to an exemption from the registration requirements under the Securities Act if the Alternative Securities Markets Group meets the conditions of Rule 144. Rule 144 currently provides that a non-affiliated person (and who has not been an affiliate during the prior three months) may sell all of his/her/its restricted securities in a reporting company beginning six months after purchase, provided the issuer remains current in its reporting obligations during the next six months. However, an affiliated person may sell his/her/its restricted securities beginning six months after purchase, provided the following conditions are met: (i) the issuer is current in its reporting obligations, (ii) all sales are in brokerage transactions, (iii) a Form 144 is filed, and (iv) during every three months the number of shares sold that does not exceed 1.0% of a company's outstanding common stock.

In some cases, the Alternative Securities Markets Group may be deemed an affiliate of its portfolio companies based on the Alternative Securities Market Group's level of stock ownership or the Alternative Securities Markets Group's ability to influence control over its portfolio company. As such, in the absence of an effective registration statement for the Alternative Securities Markets Group's shares, the Alternative Securities Markets Group may be limited in the number of shares it may be able to sell in any three months period under Rule 144. This illiquidity may make it difficult for the Alternative Securities Markets Group to sell such investments if the need arises. Also, if the Alternative Securities Markets Group is required to liquidate all or a portion of its portfolio quickly, the Alternative Securities Markets Group may realize significantly less than the value at which it has previously recorded its investments and/or holdings, which may cause the Alternative Securities Markets Group to be unable to make interest or dividend payments to the Company in the agreed to timeline, if even at all.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received by the Alternative Securities Markets Group in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

A sale under Rule 144 or under any other exemption from the Securities Act, if available, or pursuant to a registration statement, may have a depressive effect upon the price of the common stock of the Alternative Securities Market's portfolio companies in any market that may develop.

Because the Alternative Securities Market likely will Not Hold Controlling Equity Interests in its Portfolio Companies, the Alternative Securities Market may not be in a Position to Exercise Control Over Such Portfolio Companies or to Prevent Decisions by Management of such Portfolio Companies that Could Decrease the Value of the Alternative Securities Markets Group's Holdings in the Portfolio Company

The Alternative Securities Markets Group's equity holdings will typically be non-controlling, meaning the Alternative Securities Markets Group will not be in a position to control the management, operation and strategic decision-making of the companies the Alternative Securities Markets Group has holdings in. As a result, the Alternative Securities Markets Group will be subject to the risk that a portfolio company it does not control, or in which the Alternative Securities Markets Group does not have a majority ownership position, may make business decisions with which the Alternative Securities Markets Group disagrees, and the stockholders and management of such a portfolio company may take risks or otherwise act in ways that are adverse to the Alternative Securities Markets Group's interests. Due to the lack of liquidity for the debt and equity holdings that the Alternative Securities Markets Group will typically hold in its portfolio companies, the Alternative Securities Markets Group may not be able to dispose of its holdings in the event that the Alternative Securities Markets Group disagrees with the actions of a portfolio company, and may therefore suffer a decrease in the value of the Alternative Securities Markets Group's holdings.

RISKS ASSOCIATED WITH INVESTMENT RELATIONSHIP WITH ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC'S REAL ESTATE PORTFOLIO OPERATIONS

Residential Real Estate Operations:

We are Employing a New and Untested Business Model with No Proven Track Record, which may make our Business Difficult to Evaluate

Until very recently, the residential acquisition, rehab and rental business consisted primarily of private and individual investors in local markets and was managed individually or by small, local property managers. Our investment strategy involves purchasing a large number of residential properties, renovating them, and leasing them to suitable tenants. No companies exist with an established track record to enable us to predict whether our investment strategy can be implemented successfully over time. It will be difficult for you to evaluate our potential future performance without the benefit of established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may adversely affect our results of operations to make distributions to our Secured Investment Certificate Holders as agreed, and cause our value to decline. We believe the acquisition, renovation, operation and management of residential real estate is the most comparable established model for our business, but in contrast to typical small company regional operations, the geographic dispersions of residential properties (even within local clustering) creates significantly greater operational and maintenance challenges and, potentially, significantly higher per-unit operating costs. In addition, since each property has unique features, appliances and building materials, renovations, maintenance, marketing and operational tasks will be far more varied and demanding than in a typical residential multi-family unit investment setting. We may be unable to operate a large portfolio of single-family rental properties in a cost-effective and profitable manner and our business plan may not succeed. We also can provide no assurance that we will be able to successfully achieve our objective of providing attractive risk-adjusted returns.

We May Not be able to Effectively Manage our Growth, and any Failure to do so may have an Adverse Effect on our Business and Operating Results

We have a no operating history, and we plan to grow our residential property portfolio and operations rapidly. Our future operating results depend on our ability to effectively manage our rapid growth, which is dependent, in part, upon our ability to:

- Stabilize and manage a rapidly increasing number of properties and tenant relationships while maintaining a high level of tenant satisfaction and building and enhancing our brand;
- Identify and supervise an increasing number of suitable third parties on which we rely to provide certain services to our properties;
- Attract, integrate and retain new management and operations personnel as our organization grows in size and complexity;
- Continue to improve our operational and financial controls and reporting procedures and systems; and
- Scale our technology and other infrastructure platforms to adequately service new properties.

We cannot assure you that we will be able to achieve these results or that we may otherwise be able to manage our growth effectively. Any failure to do so may have an adverse effect on our business and operating results.

Because we have Not Yet Identified any Specific Properties to Acquire with Net Proceeds of this Offering, and any Concurrent Private Placements Remaining after Repayment of Debt, you will be Unable to Evaluate the Economic Merits of our Investments Made with such Net Proceeds before making an Investment Decision to Purchase our Secured Investment Certificates

We will have broad authority to invest a portion of the net proceeds of this offering and any concurrent private placements in any real estate investments we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merits of our properties before we invest in them and we will be relying on our ability to select attractive investment properties. We also will have broad discretion in implementing policies regarding tenant creditworthiness, and you will not have the opportunity to evaluate potential tenants. In addition, our investment policies may be amended from time to time at the discretion of the Company's Management, without out notice to Secured Investment Certificate Holders. These factors will increase the uncertainty and the risk of investing in our Secured Investment Certificates.

Although we intend to use a portion of the net proceeds of this offering and any concurrent private placements to acquire, renovate and rent residential properties in our targeted markets, we cannot assure you that we will be able to do so. Our failure to apply the proper portion of the net proceeds of this offering and any concurrent private placements effectively or find suitable properties to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

We May Rely on Local, Third-party Providers for Services that May Become Limited or Unavailable and May Harm our Brand and Reputation and Operation Results

We may rely on local, third-party vendors and service providers, including third-party house improvement professionals, leasing agents and property management companies in situations when it is cost-effective to do so or our internal staff is unable to perform these functions. We do not have exclusive or long-term contractual relationships with any of these third-party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. Furthermore, selecting, managing and supervising these third-party providers require significant management resources and expertise. If we do not select, manage and supervise appropriate third-parties for these services, our brand and reputations and operating results may suffer. Moreover, we may not successfully detect and prevent fraud, incompetence or theft by our third-party providers, which could subject us to material liability or responsibility for damages, fines and/or penalties associated with such fraud, incompetence or theft.

In addition, any removal or termination of third-party providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. If we do not select appropriate third-party providers, of if the third party providers we do select fail to deliver quality services, our brand and reputation, operating results and cash flows from our properties may be adversely affected, including entities in which we and our affiliates have an interest.

The Company May Not be able to Effectively Control the Timing and Costs Relating to the Renovation of Properties, which may Adversely Affect our Operating Results and our Ability to make Payments to Secured Investment Certificate Holders

Nearly all of the properties to be acquired by the Company will require some level of renovation immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively renovate. We also may acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing tenants, renovations may be postponed until the tenant vacates the premises, and we will pay the costs of renovating. In addition, in order to reposition properties in the rental market, we will be required to make ongoing capital improvements and replacements and may need to perform significant renovations and repairs from time to time that tenants' deposits and insurance may not cover.

Our properties will have infrastructure and appliances of varying ages and conditions. Consequently, the Company will routinely retain independent contractors and trade professionals to perform physical repair work, and we are exposed to all of the risks inherent in property renovation, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the time of receiving necessary work permits, certificates of occupancy and poor workmanship. If our assumptions regarding the costs or timing of renovation across our future properties prove to be materially inaccurate, our operating results and ability to make distributions to our Secured Investment Certificate Holders may be adversely affect.

We Face Significant Competition for Acquisitions of our Targeted Properties, which May Limit our Strategic Opportunities and Increase the Cost to Acquire those Properties

We face significant competition for attractive acquisition opportunities in our target markets from other larger real estate investors, some of which have greater financial resources and a lower cost of capital than we do. Several REIT's and other funds recently deployed, and other are expected to deploy in the near future, significant amounts of capital to purchase residential family properties and may have investment objectives that overlap and complete with ours, including in our target markets. This activity may adversely impact our level of purchases in certain target markets. If our business model or a similar model proves to be successful, we can expect competition to intensify significantly. As a result, the purchase price of potential acquisition properties may be significantly elevated, or we may be unable to acquire properties on desirable terms, or at all.

We Face Significant Competition in the Leasing Market for Quality Tenants, which may Limit our Ability to Rent our Residential Properties on Favorable Terms, or at all.

We face competition for tenants from other lessors of residential properties, apartment buildings and condominium units, and the continuing development of apartment buildings and condominium units in many of the targeted markets increases the supply of residential housing and exacerbates competition for tenants. Many of these competitors may successfully attract tenants with better incentives and amenities, which could adversely affect our ability to obtain tenants and lease our residential properties on favorable terms, or at all. Additionally, some competing housing options may qualify for government subsidies that may make options more affordable and therefore more attractive than our properties.

Our Evaluation of Properties Involves a Number of Assumptions that May Prove Inaccurate, which could Result in us Paying Too Much for Properties we Acquire or Overvaluing our Properties, Resulting in them Failing to Perform as we Expect

In determining whether a particular property meets our investment criteria, we will make a number of assumptions, including assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and tenant default rates. These assumptions may prove inaccurate. As a result, we may pay too much for properties we acquire or overvalue our properties, or our properties may fail to perform as we expect. Adjustments to the assumptions we make in evaluating potential purchases may result in fewer properties qualifying under our investment criteria, including assumptions related to our ability to lease properties we have purchased. Reductions in the supply of properties that meet our investment criteria may adversely affect our ability to implement our investment strategy and operating results.

Furthermore, the properties that we acquire may vary materially in terms of time to possession, renovation, quality and type of construction, location and hazards. Our success depends on our ability to acquire properties that can be quickly possessed, renovated, repaired, upgraded and rented with minimal expense and maintained in rentable condition. Our ability to identify and acquire such properties is fundamental to our success. In addition, the recent market and regulatory environments relating to residential properties have been changing rapidly, making future trends difficult to forecast. For example, an increasing number of homeowners now wait for an eviction notice or eviction proceeding to commence before vacating foreclosed premises, which significantly increases the time period between the acquisition and leasing of a property. Such changes affect the accuracy of our assumptions and, in turn, may adversely affect our operating results.

Purchasing Residential Properties through the Foreclosure Auction will Subject us to Significant Risks that Could Adversely Affect our Operating Results, Cash Flows and Ability to Make Distributions to our Secured Investment Certificate Holders

We expect to acquire properties purchased as portfolios in bulk from other owners of residential properties. To the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the tenants and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may be inaccurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we timely pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies. If we conclude that certain properties purchased in bulk portfolios do not fit our target investment criteria, we may decide to sell, rather than renovate and rent, these properties, which could take an extended period of time and may not result in a sale at an attractive price.

Residential Properties that are being Sold through Short Sales or Foreclosure Sales are Subject to Risks of Theft, Mold, Infestation, Vandalism, Deterioration or Other Damage that Could Require Extensive Renovation Prior to Renting and Adversely Impact Operating Results

When a residential property is put into foreclosure due to a default by the homeowner on its mortgage obligations or the value of the property is substantially below the outstanding principal balance on the mortgage and the homeowner decides to seek a short sale, the homeowner may abandon the property or cease to maintain the property as rigorously as the homeowner normally would. Neglected and vacant properties are subject to increased risks of theft, mold, infestation, vandalism, general deterioration and other maintenance problems that may persist without appropriate attention and remediation. If we begin to purchase a large volume of properties in bulk sales and are not able to inspect them immediately before closing on the purchase, we may purchase properties that may be subject to these problems, which may result in maintenance and renovation costs and time frames that far exceed our estimates. These circumstances could substantially impair our ability to quickly renovate and lease such properties in a cost efficient manner or at all, which would adversely impact our operating results.

If Occupancy Levels and Rental Rates in our Target Markets Do Not Increase Sufficiently to Keep Pace with Rising Costs of Operations, our Income and Distributable Cash will Decline

The success of our business model depends, in part, on conditions in the residential real estate rental market in our target markets. Our asset acquisitions are premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. Occupancy levels and rental rates have benefited in recent periods from macro trends affecting the U.S. economy and residential real estate markets in particular, including:

- A tightening of credit that has made it more difficult to finance a home purchase, combined with efforts by consumers generally to reduce their exposure to credit;
- Prolonged recovery from a lengthy weak economic and employment conditions that severely increased foreclosure rates and made it more difficult for families to remain in their homes that were purchased prior to the housing market downturn;
- Unstable real estate values that have challenged the traditional notion that homeownership is a stable investment; and
- The continued unprecedented level of vacant housing comprising the real estate owned, or REO, inventory held for sale by banks, government sponsored entities and other mortgage lenders or guarantors.

We do not expect these favorable trends in the residential rental market to continue indefinitely. Eventually, a continued strengthening of the U.S. economy and job growth, coupled with government programs designed to keep home owners in their homes and/or other factors may contribute to a stabilization or reversal of the current trend that favors renting rather than homeownership. In addition, we expect that as investors like us increasingly seek to capitalize on opportunities to purchase housing assets at below replacement costs and convert them to productive uses, the supply of residential rental properties will decrease and the competition for tenants may intensify. A softening of the rental market in our target areas would reduce our rental income and profitability.

Eminent Domain could Lead to Material Losses on our Investments in our Properties

Governmental authorities may exercise eminent domain to acquire land on which our properties are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. Our investment strategy is premised on the concept that this "fair value" will be substantially less than the real value of the property for a number of years, and we could effectively have no profit potential from properties acquired by the government through eminent domain. Several cities also are exploring proposals to use eminent domain to acquire mortgages to assist homeowners to remain in their homes, potentially reducing the supply of residential properties in our target markets.

We will Depend on our Tenants and their Willingness to Renew their Leases for Substantially all of our Revenues. Poor Tenant Selection and Defaults and Non-renewals by our Tenants may Adversely Affect our Reputation, Financial Performance and Ability to Make Distributions to our Secured Investment Certificate Holders

We depend on tenants for substantially all of our revenues. As a result, our future success depends in large part upon our ability to attract and retain qualified tenants for our properties. Our reputation, financial performance and ability to make distributions to our Secured Investment Certificate Holders would be adversely affected if a significant number of our tenants fail to meet their lease obligations or fail to renew their leases. For example, tenants may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sublet to less desirable individuals in violation of our lease or permit unauthorized persons to live with them. Damage to our properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the property resulting in a lower than expected rate of return. Widespread unemployment and other adverse changes in the economic conditions in our target markets could result in substantial tenant defaults. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property.

Short-term Leases of Residential Property may Expose us to the Effects of Declining Market Rents, which may Adversely Affect our Operating Results and our Ability to make Distributions to our Secured Investment Certificate Holders

Substantially all of our leases are of a duration of less than two years and will be one year in the majority of cases. As these leases permit tenants to leave at the end of the lease term without penalty, we anticipate our rental revenues may be affected by declines in market rents more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Because we have a limited track record, we cannot accurately predict our turnover rate or the associated costs we will incur. Moreover, we cannot assure you that our leases will be renewed on equal or better terms or at all. If our tenants do not renew their leases or the rental rates for our properties decrease, our operating results and ability to make distributions to our Secured Investment Certificate Holders could be adversely affected.

Declining Real Estate Values and Impairment Charges could Adversely Affect our Financial Condition and Operating Results.

We intend to review the carrying value of our properties when circumstances, such as adverse market conditions, indicate potential impairment may exist. If our evaluation indicates that we may be unable to recover the carrying value of a material portion of our real estate investments, an impairment charge will be recorded to the extent that the carrying value exceeds the estimated fair value of the properties. These losses would directly impact our financial condition and operating results. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A declining real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges would adversely affect our financial condition and operating results.

Commercial Real Estate Operations:

We May Not be able to Effectively Manage our Growth, and any Failure to do so may have an Adverse Effect on our Business and Operating Results

We have a no operating history, and we plan to grow our Commercial Real Estate property portfolio and operations rapidly. Our future operating results depend on our ability to effectively manage our rapid growth, which is dependent, in part, upon our ability to:

- Stabilize and manage a rapidly increasing number of properties and tenant relationships while maintaining a high level of tenant satisfaction and building and enhancing our brand;
- Identify and supervise an increasing number of suitable third parties on which we rely to provide certain services to our properties;
- Attract, integrate and retain new management and operations personnel as our organization grows in size and complexity;
- Continue to improve our operational and financial controls and reporting procedures and systems; and
- Scale our technology and other infrastructure platforms to adequately service new properties.

We cannot assure you that we will be able to achieve these results or that we may otherwise be able to manage our growth effectively. Any failure to do so may have an adverse effect on our business and operating results.

Because we have Not Yet Identified any Specific Properties to Acquire with Net Proceeds of this Offering, and any Concurrent Private Placements Remaining after Repayment of Debt, you will be Unable to Evaluate the Economic Merits of our Investments Made with such Net Proceeds before making an Investment Decision to Purchase our Secured Investment Certificate Holders

We will have broad authority to invest a portion of the net proceeds of this offering and any concurrent private placements in any real estate investments we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merits of our properties before we invest in them and we will be relying on our ability to select attractive investment properties. We also will have broad discretion in implementing policies regarding tenant creditworthiness, and you will not have the opportunity to evaluate potential tenants. In addition, our investment policies may be amended from time to time at the discretion of the Company's Management, without out notice to Secured Investment Certificate Holders. These factors will increase the uncertainty and the risk of investing in our Secured Investment Certificates.

Although we intend to use a portion of the net proceeds of this offering and any concurrent private placements to acquire, renovate and lease commercial properties in our targeted markets, we cannot assure you that we will be able to do so. Our failure to apply the proper portion of the net proceeds of this offering and any concurrent private placements effectively or find suitable properties to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

We May Rely on Local, Third-party Providers for Services that May Become Limited or Unavailable and May Harm our Brand and Reputation and Operation Results

We may rely on local, third-party vendors and service providers, including third-party house improvement professionals, leasing agents and property management companies in situations when it is cost-effective to do so or our internal staff is unable to perform these functions. We do not have exclusive or long-term contractual relationships with any of these third-party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. Furthermore, selecting, managing and supervising these third-party providers requires significant management resources and expertise. If we do not select, manage and supervise appropriate third-parties for these services, our brand and reputations and operating results may suffer. Moreover, we may not successfully detect and prevent fraud, incompetence or theft by our third-party providers, which could subject us to material liability or responsibility for damages, fines and/or penalties associated with such fraud, incompetence or theft.

In addition, any removal or termination of third-party providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. If we do not select appropriate third-party providers, of if the third party providers we do select fail to deliver quality services, our brand and reputation, operating results and cash flows from our properties may be adversely affected, including entities in which we and our affiliates have an interest.

The Company May Not be able to Effectively Control the Timing and Costs Relating to the Renovation of Commercial Real Estate Properties, which may Adversely Affect our Operating Results and our Ability to make Payments to Secured Investment Certificate Holders

Nearly all of the commercial real estate properties to be acquired by the Company will require some level of renovation immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively renovate. We also may acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing tenants, renovations may be postponed until the tenant vacates the premises, and we will pay the costs of renovating. In addition, in order to reposition properties in the rental market, we will be required to make ongoing capital improvements and replacements and may need to perform significant renovations and repairs from time to time that tenants' deposits and insurance may not cover.

Our commercial real estate properties will have infrastructure of varying ages and conditions. Consequently, the Company will routinely retain independent contractors and trade professionals to perform physical repair work, and we are exposed to all of the risks inherent in commercial real estate property renovation, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the time of receiving necessary work permits, certificates of occupancy and poor workmanship. If our assumptions regarding the costs or timing of renovation across our future properties prove to be materially inaccurate, our operating results and ability to make distributions to our Secured Investment Certificate Holders may be adversely affect.

We Face Significant Competition for Acquisitions of our Targeted Commercial Real Estate Properties, which May Limit our Strategic Opportunities and Increase the Cost to Acquire those Properties

We face significant competition for attractive acquisition opportunities in our target markets from other larger commercial real estate investors, some of which have greater financial resources and a lower cost of capital than we do. Several REIT's and other funds recently deployed, and other are expected to deploy in the near future, significant amounts of capital to purchase commercial real estate properties and may have investment objectives that overlap and complete with ours, including in our target markets. This activity may adversely impact our level of purchases in certain target markets. If our business model or a similar model proves to be successful, we can expect competition to intensify significantly. As a result, the purchase price of potential acquisition commercial real estate properties may be significantly elevated, or we may be unable to acquire commercial real estate properties on desirable terms, or at all.

We Face Significant Competition in the Commercial Real Estate Leasing Market for Quality Tenants, which may Limit our Ability to Rent our Commercial Real Estate Properties on Favorable Terms, or at all.

We face competition for tenants from other lessors of commercial real estate properties in many of the targeted markets. Many of these competitors may successfully attract tenants with better incentives and amenities, which could adversely affect our ability to obtain tenants and lease our commercial real estate properties on favorable terms, or at all.

Our Evaluation of Commercial Real Estate Properties Involves a Number of Assumptions that May Prove Inaccurate, which could Result in us Paying Too Much for Properties we Acquire or Overvaluing our Properties, Resulting in them Failing to Perform as we Expect

In determining whether a particular commercial real estate property meets our investment criteria, we will make a number of assumptions, including assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and tenant default rates. These assumptions may prove inaccurate. As a result, we may pay too much for commercial real estate properties we acquire or overvalue our commercial real estate properties, or our commercial real estate properties may fail to perform as we expect. Adjustments to the assumptions we make in evaluating potential purchases may result in fewer commercial real estate properties qualifying under our investment criteria, including assumptions related to our ability to lease commercial real estate properties we have purchased. Reductions in the supply of commercial real estate properties that meet our investment criteria may adversely affect our ability to implement our investment strategy and operating results.

Furthermore, the commercial real estate properties that we acquire may vary materially in terms of time to possession, renovation, quality and type of construction, location and hazards. Our success depends on our ability to acquire commercial real estate properties that can be quickly possessed, renovated, repaired, upgraded and rented with minimal expense and maintained in rentable condition. Our ability to identify and acquire such commercial real estate properties is fundamental to our success. In addition, the recent market and regulatory environments relating to commercial real estate properties have been changing rapidly, making future trends difficult to forecast.

If Occupancy Levels and Rental Rates in our Target Markets Do Not Increase Sufficiently to Keep Pace with Rising Costs of Operations, our Income and Distributable Cash will Decline

The success of our business model depends, in part, on conditions in the commercial real estate rental market in our target markets. Our commercial real estate asset acquisitions are premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. Occupancy levels and rental rates have benefited in recent periods from macro trends affecting the U.S. economy and commercial real estate markets in particular, including:

- A tightening of credit that has made it more difficult to finance a commercial real estate purchase;

- Prolonged recovery from a lengthy weak economic and employment conditions have made it more difficult for business owners to remain in business, expand operations, or even continues operations after the recent economic downturn;

- Unstable commercial real estate values that have challenged the traditional notion that real estate is a stable investment; and

- The continued level of un-updated commercial real estate comprising the commercial real estate inventory has left many business searching out of their markets for suitable commercial real estate for their businesses and ventures.

We do not expect these favorable trends in the commercial real estate market to continue indefinitely. Eventually, a continued strengthening of the U.S. economy and job growth, and other factors may contribute to a stabilization or reversal of the current trend that favors commercial real estate renting rather than ownership for business owners. In addition, we expect that as investors like us increasingly seek to capitalize on opportunities to purchase commercial real estate assets at below replacement costs and convert them to productive uses, the supply of commercial real estate rental properties will decrease and the competition for tenants may intensify. A softening of the rental market in our target areas would reduce our rental income and profitability.

We will Depend on our Tenants and their Willingness to Renew their Leases for Substantially all of our Revenues. Poor Tenant Selection and Defaults and Non-renewals by our Tenants may Adversely Affect our Reputation, Financial Performance and Ability to Make Distributions to our Secured Investment Certificate Holders

We depend on tenants for substantially all of our revenues. As a result, our future success depends in large part upon our ability to attract and retain qualified tenants for our commercial real estate properties. Our reputation, financial performance and ability to make distributions to our Secured Investment Certificate Holders would be adversely affected if a significant number of our commercial real estate tenants fail to meet their lease obligations or fail to renew their leases. For example, tenants may default on lease payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our commercial real estate properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with regulations, sublet to less desirable companies or individuals in violation of our lease or permit unauthorized persons to occupy the space. Damage to our commercial real estate properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the commercial real estate property resulting in a lower than expected rate of return. Widespread unemployment and other adverse changes in the economic conditions in our target markets could result in substantial tenant defaults. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that commercial real estate property and will incur costs in protecting our investment and re-leasing the property.

ITEM 4. PLAN OF DISTRIBUTION

This Offering Circular relates to the offering (the "Offering") of up to 5,000 Secured Investment Certificates (the "Certificates") of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. The Certificates offered through this Offering have no voting rights and are not convertible to equity membership units of the Company. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 5,000 Secured Investment Certificates, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Managing Member (the "Offering Period").

The Offering is on a "Best Efforts" basis and is being offered directly by the Company's Managing Member, Mr. Steven J. Muehler. There are no plans to stabilize the market for the Secured Investment Certificates to be offered. Investors can purchase Secured Investment Certificates directly from the Company by completing a Subscription Agreement and mailing the form with the proper amount directly to the Company. Secured Investment Certificates can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Secured Investment Certificates.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use three websites as an online portal and information management tool in connection with the Offering. The Websites are owned and operated by Alternative Securities Markets Group Corporation, the parent Corporation of the Company, can be viewed at:

- **http://www.AlternativeSecuritiesMarket.com**
- **http://www.ASMGCorp.com**
- **http://www.FixedIncomeMortgage.com**

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC**. And wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Secured Investment Certificates.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Units in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Secured Investment Certificates

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Notes	**$5,000,000**	**100%**	**$0.00**	**0%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$50,000**	**1%**	**$0.00**	**0%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) No Secured Investment Certificates will be Sold by "Broker Dealers"

Use of Investment Funds Schedule:

USE OF INVESTMENT FUNDS	DOLLAR TOTAL	PERCENTAGE TOTAL
One Year Managing Member Salary	**$50,000**	**1.0%**
Costs of Offering	**$50,000**	**1.0%**
Alternative Securities Market Residential Mortgage Clearinghouse Listed Offering Debts	**$450,000**	**15.0%**
Alternative Securities Market Commercial Mortgage Clearinghouse Listed Offering Debts	**$450,000**	**15.0%**
Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC Real Estate Operations	**$4,000,000**	**39.5%**

Should the full investment offering not be fully subscribed, the total funds raised will be distributed per the "percentage total" detailed in the above illustration.

ITEM 6. DESCRIPTION OF BUSINESS

A. ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC – PRIVATE REAL ESTATE OPERATIONS

Alternative Securities Markets Group Fixed Income Fund I, LLC focuses on acquiring, renovating, leasing and operating residential single-family homes, residential multi-family homes, multi-family apartment homes and small commercial properties. The Alternative Securities Markets Group Corporation intends to become a leader in the small residential and small commercial rental industry by aggregating a geographically diversified portfolio of high quality small residential and small commercial properties, and developing "ASMG Real Estate Management" into a nationally recognized brand that is well-known for quality, value and tenant satisfaction, and is well respected in each community we occupy. Our objective is to generate attractive, risk-generated returns for our Company through long-term lease income and asset appreciation.

Alternative Securities Markets Group Fixed Income Fund I, LLC intends to use the majority of the net proceeds of this offering, and concurrent private placements, to continue to acquire and renovate small residential and small commercial properties, and to repay any indebtedness that the Company expects to incur in the future. In addition to our single-family and multi-family properties, we also may seek to invest in condominium units, townhouses and real estate-related debt investments, including the acquisition of "performing" and "non-performing" real estate debt notes. Our investments may be made directly or through investment vehicles with third-party investors. In addition to individual property purchases, we may pursue bulk acquisitions from financial institutions, government agencies and competitors.

Residential Real Estate Operations:

Residential housing is the largest real estate asset class in the United States with a size of approximately $25 Trillion U.S. Dollars, according to Zillow (http://www.zillow.com/blog/value-us-homes-to-top-25-trillion-141142/). Historically, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise roughly one-third of all residential rental housing. While a large and growing asset class, single-family rental properties have historically been managed by relatively small-scale, "mom and pop" owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of single-family rental properties has shifted to larger investors and national owner-operators, seeking to efficiently acquire larger numbers of homes at distressed values, generate attractive rental cash flow streams and benefit from any potential home price appreciation.

While many investment firms chose to enter the Real Estate Investment Market during the recession, the Company chose to wait until a market recovery was upon us. The Overall cumulative value of all homes in the United States at the end of 2013 was approximately $25.7 Trillion, which is up almost $1.9 Trillion, or 7.9 percent from the end of 2012. Gains were calculated by measuring the difference between cumulative home values as of the end of 2012 and anticipated home values at the end of 2013.

This gain in cumulative home value was the second annual gain in a row, after home values fell every year from 2007 through 2011. Between 2007 and 2011, the total value of the U.S. housing stock fell by $6.3 Trillion. Over the years of 2012 and 2013, U.S. Homes gained back approximately $2.8 Trillion, or about 44 percent of the total value lost during the recession.

In 2013, the housing market continued to build on the positive momentum that began in 2012. Low mortgage rates and an "improving economy" have helped bring both buyers in to the market, but lenders with extremely tight credit guidelines, are not lending mortgage loans to "qualified buyers" like they have in the past, leaving a "saturated qualified renter market" not seen in years in the United States ready to rent homes from investors.

Residential Real Estate Growth Strategies:

Our primary objective is to generate attractive risk-adjusted returns for the Company and we believe this objective can be achieved by following the below strategies:

- ***Secure early-mover advantage and position as a dominant owner / operator of residential properties:*** Until recently, the residential acquisition and rental market has been extremely fragmented, comprised primarily of private and individual property developers and investors in local markets. Until recently, there have been no large-scale, national market owners / operators in the "acquisition, renovation and rental market" due primarily to the challenge of efficiently scaling acquisition, renovation management and lease management of many individual homes, let alone homes that require remodel or renovation. With an unprecedented opportunity to acquire single-family homes at attractive prices, with a over saturated marketplace of qualified renters that do not qualify to purchase a home due to strict mortgage loan restrictions, we intend to leverage our expertise and experience in rapidly building an institutional-quality, professionally managed business.

- ***Employ a robust and disciplined property acquisition process.*** The Company has established the "ASMG Acquisition and Renovation Platform" to acquire high quality residential properties. The ASMG Acquisition and Renovation Platform is designed for in-house full-time personnel to be dedicated to identifying, evaluating, inspecting and acquiring homes throughout the United States. The Company will primarily acquire properties at foreclosure auctions, through broker sales (primarily multiple listing service, or MLS, and short sales) and through estate sales. The Company may source property acquisition opportunities through portfolio (or bulk) sales from government agencies, financial institutions and competitors.

- ***Assemble a geographically diversified portfolio:*** We will be focusing on acquiring residential properties in selected submarkets, with an emphasis of acquisition of an undervalued property in need of repairs, with an emphasis on achieving critical mass within each target market selected. We will continually evaluate potential new markets where we may make investments and establish operations as opportunities emerge. We will select our markets based on steady population growth, strong rental demand and a high level of distressed sales of homes that can be acquired below replacement cost, providing for attractive potential yields and capital appreciation.

- ***Efficiently manage and operate properties:*** Building on the experience of the executive team, we will utilize a management style that is based off case study of the "self-storage industry". We believe the key to efficiently managing a large number of relatively low-cost properties is to strike the appropriate balance between "centralization" and "decentralization". We will utilize in-house property management as much as possible for our properties in as many markets as we believe it is economical to do so.

- ***Establish a nationally recognized brand of quality residential rental properties:*** We will strive to establish "ASMG Real Estate Management" as a nationally recognized brand because we believe that establishing a brand well-known for quality, value and tenant satisfaction will help attract and retain tenants and qualified personnel, as well as support higher rental rates.

Small Commercial Real Estate Operations:

Alternative Securities Markets Group Fixed Income Fund I, LLC intends to acquire Class C small commercial real estate assets in key emerging submarkets throughout the United States, primarily in locations the Company believes that the target real estate asset has strategic advantages compared to neighboring submarkets. The Company will then renovate or develop each class C real estate asset to a Class A or Class B small commercial real estate asset, and stabilize each asset with long-term leases and provide management for each asset.

The Company's primary goal for its Commercial Real Estate operation is to deliver a steady stream of high quality, adaptable and productive small commercial work environments for the wide range of industries attracted to the vibrant economic centers throughout the United States.

We plan to increase our asset base annually via acquisition, purchasing a variety of Class C small commercial properties that meet our "post redevelopment" standards for quality, location, amenities and the potential for increased long-term lease and appreciation, all near what we consider to be "cyclically low prices".

When market conditions support it, we will look toward new development, where we will control the location, design and amenities of the properties we add to the portfolio. Such control can often produce a more appealing and functional property four tenants and a better outcome for our revenues and growth.

We will maintain and active, multi-year development program, focusing on economically dynamic locations where anticipated long-term demand is strong, supply is habitually limited and barriers to entry are formidable. Typically this will mean the top coastal submarkets that offer both a vibrant economic backdrop for businesses and a unique quality of life for their employees.

Commercial Real Estate Operations Growth Strategy:

The Company's objectives are to maximize cash flow through long-term leases and achieve value added growth through opportunistic acquisitions, development and appreciation. The Company believes that opportunities exist to increase cash flow and overall value by: (i) acquiring Class C small commercial properties with the potential for re-development to a Class A or Class B small commercial property, where attractive income and value returns are achievable, all in strategic suburban submarkets where such properties complement the Company's portfolio; (ii) from contractual increases in base rents from acquired properties; and (iii) by developing properties for the benefit of the Company where such development will result in a favorable risk-adjusted return on investment.

The Company believes that a number of factors will enable it to achieve its commercial real estate business objectives, including (i) the opportunity to lease small commercial real estate at attractive rates due to an increased demand and the present lack of new construction for small commercial real estate in most submarkets throughout the United States; (ii) the presence of distressed sellers and inadvertent owners (through foreclosure or otherwise) of small commercial properties; (iii) quality and location of the properties; and (iv) the limited availability to competitors of capital for financing development, acquisitions or capital improvements. Management believes that the Company will be well positioned to exploit existing opportunities because of its extensive experience, and it s seasoned management team.

Acquisition Strategies: The Company will seek to increase its cash flow and shareholder value by acquiring Class C small commercial real estate properties for development or redevelopment, that: (i) have the potential to provide attractive yields with significant potential for growth in cash flow from property operations and value growth through appreciation, (ii) are strategically located, in high quality and have the ability to be competitive in their respective submarkets; (iii) are located in submarkets where the demand for Class A and Class B small commercial real estate space exceeds available supply; or (iv) are existing Class A or Class B small commercial real estate properties that have been under-managed or are otherwise capable of improved performance through intensive management and leasing that will result in increased occupancy and rental revenues.

Commercial Real Estate Classes:

Class A: The highest-quality on the market is considered Class A. These spaces are generally newly constructed or renovated, and have been outfitted with "top-of-the-line" fixtures, amenities and systems. Class A buildings are usually aesthetically pleasing, as they reside in high-visibility locations, such as a metropolitan's central business district. These spaces are normally maintained by reputable property management companies that keep them looking impeccable.

Height is another common characteristic of Class A buildings. Many high-rises are considered Class A buildings, and the offices inside these structures tend to have higher ceilings as well. A large central lobby is also typical in such superior spaces.

Class A rates are typically higher than the city's average rent, and tenants' concessions are rare. This is because premier Class A space is competitively sought-after by some of the most well-known and largest firms in the country. These spaces are popular among banking, real estate and law firms.

Class B: The "average office space". These buildings don't usually contain the same high-quality fixtures, architecture and lobbies as Class A space, but they are generally nice buildings with fully functional facilities.

Their locations, building systems and property managers are described as average to above average. Therefore, Class B space tends to command average market rent. The majority of Class B buildings are less than four stories tall, and are often found in the suburbs of on the outskirts of large financial districts.

Another consideration that separates Class A and B buildings is age. Many Class B buildings are a little older, and may be experiencing minimal deterioration or breakdown. Some buildings start out with a Class A grade, but are downgraded after ten years or so once signs of wear and tear become apparent.

Class C: These are the poorest quality structures on the market. They tend to be located in the least desirable areas of town, and are usually in need of major repairs and renovations. This likely to be due to the building's age, as Class C properties are generally more than twenty years old.

Some Class C properties remain occupied, commanding lower rental rates and attracting tenants with smaller operations who cannot afford nicer spaces or who do not need to reside in the central business areas of town. Other Class C buildings are sold as rehabilitation or redevelopment opportunities.

With some improvements and repairs a Class C can be upgraded to a Class B, and in some circumstances, a Class A building status.

B. ALTERNATIVE SECURITIES MARKETS GROUP – PRIVATE CROWDFUNDING BUSINESS

The Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC is a wholly owned subsidiary of the Alternative Securities Markets Group Corporation.

The Alternative Securities Markets Group Corporation (herein also referred to as "*Alternative Securities Markets Group*") soft launched the "Alternative Securities Market" (www.AlternativeSecuritiesMarket.com) in June of 2014, with the Market opening to Investors on January 5th, 2015. The Alternative Securities Markets Group Corporation also begun the process in November of 2014 to register as a multi-state Registered Investment Advisory Firm (see Exhibits "ADV 1" and "ADV 2").

The **Alternative Securities Market** is the First Primary and Secondary Market for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities. The Alternative Securities Market operates as a private, transparent equity and debt marketplace, offering market participants a comprehensive range of services to meet the needs of both "Issuers" and "Investors", including facilitating "*Initial Public Offerings*" for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities; as well as providing a trading facility for Regulation A, Regulation S, Regulation D and select Intra-State Exempt Securities. The Alternative Securities Market also supplies both market and listed company data. The total product offering on the Alternative Securities Market includes: Common Stock, Preferred Stock, Convertible Preferred Stock, Debt Notes and Convertible Debt Notes.

The Alternative Securities Markets Group Corporation is building the most informative and most efficient '*Global Alternative Securities Market*' – so that investors can effectively analyze, value and invest in Alternative Securities.

The Alternative Securities Market is divided into Four Market Tiers; the ASM Venture Market, the ASM Main Market, the ASM Global Private Market, and the Pooled Funds Market.

1. ASM Venture Market:
    - U.S. & Canadian Companies Only
    - Securities are issued pursuant to Regulation A & Regulation S
    - Open to investment by all U.S. and International Investors (accredited and non-accredited)
    - Minimum IPO: $100,000 USD
    - Maximum IPO: $1,000,000
    - Equity, Debt & Convertible Securities
    - Un-audited Financial Statement required at time of submission to the SEC
    - SEC Review and Qualification Requited prior to sale of any securities.
    - NASAA Coordinated Review and Approval to follow SEC qualification
2. ASM Main Market:
    - U.S. & Canadian Companies Only
    - Securities are issued pursuant to Regulation A and Regulation S
    - Open to all U.S. and International Investors (accredited and non-accredited)
    - Minimum IPO: $1,000,001 USD
    - Maximum IPO: $5,000,000 USD
    - Proposed New IPO Maximum: $50,000,000 USD (upon enactment of Regulation A Plus, Tier II)
    - Equity, Debt and Convertible Securities
    - Un-audited Financial Statement Required prior to submission to the SEC
    - SEC Review and Qualification Requited prior to sale of any securities.
    - NASAA Coordinated Review and Approval to follow SEC qualification
3. ASM Global Private Market:
    - U.S. Canadian and International Companies
    - Securities are issued pursuant to Regulation D (Rule 506) and Regulation S
    - Open to U.S. Accredited Investors and Qualified International Investors
    - Minimum IPO: $1,000,000 USD
    - Maximum IPO: No Maximum
    - Un-audited Financial Statement required at time of IPO
    - No SEC Review or Qualification Required prior to the sale of any securities
4. ASM Pooled Funds Market
    - Private Pooled Investment Funds (*Real Estate Funds, Private Equity Funds, Hedge Funds, etc*)
    - Securities are issued pursuant to Regulation A, Regulation D and Regulation S
    - Minimum IPO: $1,000,000 USD
    - Maximum IPO: No Maximum
    - Debt, Equity & Convertible Securities

The Alternative Securities Market has EIGHTEEN Market Segments:

1. Alternative Securities Markets Group Aviation and Aerospace Market
    a. Operator - Alternative Securities Markets Group Aviation and Aerospace Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
2. Alternative Securities Markets Group Biofuels Market
    a. Operator - Alternative Securities Markets Group Biofuels Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
3. Alternative Securities Markets Group California Water Rights Market
    a. Operator - Alternative Securities Markets Group California Water Rights, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
4. Alternative Securities Markets Group Commercial Mortgage Clearinghouse
    a. Operator - Alternative Securities Markets Group Commercial Mortgage Clearinghouse, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
5. Alternative Securities Markets Group Energy Market
    a. Operator - Alternative Securities Markets Group Energy Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
6. Alternative Securities Markets Group Entertainment and Media Market
    a. Operator - Alternative Securities Markets Group Entertainment and Media Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
7. Alternative Securities Markets Group Fashion and Textiles Market
    a. Operator - Alternative Securities Markets Group Fashion and Textiles Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
8. Alternative Securities Markets Group Financial Services Market
    a. Operator - Alternative Securities Markets Group Financial Services Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
9. Alternative Securities Markets Group Food and Beverage Market
    a. Operator - Alternative Securities Markets Group Food and Beverage Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
10. Alternative Securities Markets Group Hotel and Hospitality Market
    a. Operator - Alternative Securities Markets Group Hotel and Hospitality Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
11. Alternative Securities Markets Group Life Settlement Market
    a. Operator - Alternative Securities Markets Group Life Settlement Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
12. Alternative Securities Markets Group Medical Device and Pharmaceuticals Market
    a. Operator - Alternative Securities Markets Group Medical Device and Pharmaceuticals Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
13. Alternative Securities Markets Group Mining & Mineral Rights Market
    a. Operator - Alternative Securities Markets Group Mining and Mineral Rights Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
14. Alternative Securities Markets Group Oil and Natural Gas Market
    a. Operator - Alternative Securities Markets Group Oil and Natural Gas Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
15. Alternative Securities Markets Group Restaurant and Nightclub Market
    a. Operator - Alternative Securities Markets Group Restaurant and Nightclub Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
16. Alternative Securities Markets Group Residential Mortgage Clearinghouse
    a. Operator - Alternative Securities Markets Group Residential Mortgage Clearinghouse, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
17. Alternative Securities Markets Group Retail and E-Commerce Market
    a. Operator - Alternative Securities Markets Group Retail and E-Commerce Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation
18. Alternative Securities Markets Group New Technologies Market
    a. Operator - Alternative Securities Markets Group New Technologies Market, LLC
        i. Wholly owned subsidiary of Alternative Securities Markets Group Corporation

The Company was formed to; (1) operate as both an Independent Primary and Secondary Market Segment of the Alternative Securities Market for the "Initial Public Offering of Securities to the investing public and for the establishment of a secondary trading market for the resale of securities for companies listed on the particular Market Segment of Alternative Securities Market", and (2) to act as a Private Equity Capital Partner to early stage and growth stage companies listed in the particular Market Segment of the Alternative Securities Market. The Company invests into each portfolio company in the form of a "convertible debt". The investments range from $5,000 to $25,000, and a used to cover all costs of the Companies "up front" costs associated with a Direct Initial Public Offering, which include (but are not limited to):

- SEC and Federal Filing related costs (drafting, filing and comment answer)
- Legal Opinion Letter
- NASAA Coordinated Review, Approval and State Registration Fees

The complete investment is fully recouped within ONE YEAR, and the Company remains a 3-5% equitable owner of the portfolio company for which it made the investments.

As an integral part of the Company's initial investment, the Company intends to partner with and help prepare its portfolio companies listed on the Alternative Securities Market to become public and meet the governance and eligibility requirements of a NASDAQ Capital Market listing. Because the Company believes that the initial public offering ("IPO") market is virtually non-existent for micro-cap companies, the Company intends that its portfolio of companies will "go public" initially through the filing of a Regulation A registration statement under the Securities Act or the Exchange Act. The Company intends to invest in and list on the Alternative Securities Market micro-cap companies that it believes will be able to file an S-1 or Form 10 registration statement with the U.S. Securities and Exchange Commission ("SEC") within approximately one to five years after the Company's initial investment and listing on the Alternative Securities Market. These registration statements will typically take the form of a resale registration statement filed by a portfolio company under the Securities Act coupled with a concurrent registration of the portfolio company's common stock under the Exchange Act, or alternatively a stand-alone registration statement registering the common stock of a portfolio listed company under the Exchange Act without a concurrent registered offering under the Securities Act.

While the Company expects the common stock of its portfolio companies to be quoted on the Over-the-Counter Securities Market (the OTCQB or OTCQX) following the completion of the portfolio company's capitalization on the "Alternative Securities Market", the Company intends to target investments in portfolio companies that it believes will be able to qualify for a NASDAQ Capital Market listing within approximately one to four years after completion listing and Initial Public Offering on the Alternative Securities Market. The Company can provide no assurance, however, that the micro-cap companies in which it invests and lists for Initial Public Offering on the Alternative Securities Market will be able to successfully complete the SEC registration process, or that they will be successful in obtaining a listing on the OTCQB, OTCQX or the NASDAQ Capital Market within the expected timeframe, if at all.

The Company intends to maximize its potential for capital appreciation by taking advantage of the premium it believes is generally associated with having a more liquid asset, such as a publicly traded security. Specifically, the Company believes that a NASDAQ Capital Market listing, if obtained, will generally provide the Company's portfolio companies with greater visibility, marketability, and liquidity than they would otherwise be able to achieve without such a listing. Since the Company intends to be a more patient investor, the Company believes that its Portfolio companies may have an even greater potential for capital appreciation if they are able to demonstrate sustained earnings growth and are correspondingly rewarded by the public markets with a price-to-earnings (P/E) multiple appropriately linked to earnings performance. The Company can provide no assurance, however, that the micro-cap companies in which the Company may invest and list on the Alternative Securities Market will be able to achieve such sustained earnings growth necessary, or that the public markets will recognize such growth, if any, with an appropriate market premium.

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C. ALTERNATIVE SECURITIES MARKETS GROUP'S "RESIDENTIAL MORTGAGE AND COMMERCIAL MORTGAGE CLEARINGHOUSES"

The ***Alternative Securities Markets Group's Residential Mortgage Clearinghouse*** and the ***Alternative Securities Markets Group's Commercial Mortgage Clearinghouse*** are each the First Primary and Secondary Market Residential and Commercial Debt Market that is open for participation by all investors, including: U.S. Citizens, Non-U.S. Citizens, Private Individual Investors, Institutional Investors, Accredit Investors and Non-Accredited Investors.

The *Alternative Securities Markets Group's Residential Mortgage Clearinghouse* operates as a private, transparent, real estate asset-backed / residential mortgage backed debt securities marketplace, offering market participants an ability to invest in residential mortgage backed / mortgage backed debt notes.

The *Alternative Securities Markets Group's Commercial Mortgage Clearinghouse* operates as a private, transparent, real estate asset-backed / commercial mortgage backed debt securities marketplace, offering market participants an ability to invest in commercial mortgage backed / mortgage backed debt notes.

To understand the differences between the Alternative Securities Market's "Mortgage Clearinghouses" and the traditional "Mortgage-Backed Securities Market", it is important to understand how each of them work.

Mortgage-Backed Securities ("MBS"):

First, with the "Mortgage-Backed Securities", let's assume a consumer wants to buy a house, so they contact their bank or mortgage broker, and they go through an application, review and approval process, that concludes with a "closing" where the bank transfers money to a title company or escrow company, and the bank purchase money is then given to the seller (or to the title company to distribute to lien holders on the home being purchased), and the consumer agrees to repay the new mortgage loan according to a set schedule. The Mortgage Lender may then choose to hold the mortgage loan in its portfolio (i.e., simply collect the interest and principal payments over the next several years) or sell the loan.

If the Mortgage Lender sells the mortgage, the Mortgage Lender gets cash to make other loans. In assuming the Mortgage Lender sells the consumer's mortgage to a new Mortgage Servicer, which could be a governmental, quasi-governmental, or private entity. The new Mortgage Servicer then groups the consumer's mortgage loan with "similar mortgages" it has already purchased (referred to as pooling mortgages). The mortgages in the new "pool of mortgages" have common characteristics (i.e., similar interest rates, maturities, etc.).

The Mortgage Servicer then sells securities that represent an interest (generally a fractional interest) in the pool of mortgages, of which the consumer's mortgage is a small part (called "securitizing the mortgage pool"). The Mortgage Servicer sells these "Mortgage-Backed Securities" to investors in the "open market". With the funds from the sale of the Mortgage-Backed Securities, the Mortgage Servicer can purchase more mortgages and create more Mortgage-Backed Securities.

When the consumer makes their monthly mortgage payment to the Mortgage Lender, the Mortgage Lender keeps a "fee" or a "spread" and forwards the rest of the payment to the Mortgage Servicer. The Mortgage Servicer in turn takes a "fee" and passes what's left of the principal and interest payment from each consumer who has a loan in the mortgage pool to the investors who hold the Mortgage-Backed Securities.

There are two kinds of Mortgage-Backed Securities.

- *PASS-THROUGHS* or *PARTICIPATION CERTIFICATES (PCs)*, represent a direct claim on the pool of mortgage loans.
- *COLLATERALIZED MORTGAGE OBLIGATIONS (CMOs)* or *REAL ESTATE MORTGAGE INVESTMENT CONDUITS (REMICs)*, are more complicated. These securities essentially take the interest and principal payments from several Mortgage-Backed Securities and create additional securities with varying maturities and coupons.

For Investors, a Mortgage-Backed Security is much like a "Bond". Most offer semi-annual or monthly income, and this payment frequency enhances the compounding effects of reinvestment. Prepayment risk is a large concern for Mortgage-Backed Securities Investors. When people move, for example, they sell their home, payoff their mortgage loan(s) with proceeds from the sale, and buy a new home with the new first mortgage. When interest rates fall, many homeowners refinance their mortgage loans. Meaning they obtain new, lower-rate mortgages and pay off the higher-rate mortgages with the loan proceeds. Like bonds, changes in interest rates affect Mortgage-Backed Securities prices, but the change is exacerbated by the fact that Mortgage-Backed Securities Investors are more likely to get their principal back early. The Investors might have to reinvest that principal at rates below what their Mortgage-Backed Securities were yielding.

PROBLEMS:

1. Investors in either of the two-types of Mortgage-Backed Securities are treated as "equals", meaning they share profits and losses equally.

2. An Originating Mortgage Lender is responsible for funding the entire first balance of the original mortgage loan. This long running and out-dated mortgage lending formula has lead to a mortgage lending with the same products and services for decades.

3. "To many hands in pot" – To many intermediaries and "service providers" dilute investors return potential with multiple levels of "fees" and "spreads" being paid out on a security that already pays below market returns.

4. To date, only institutional investors and the wealthy have been able to invest in Mortgage-Backed Securities, while more than 95% percent of Americans do not know what Mortgage-Backed Securities are, how they work, or have been able to invest in them.

Solution: The Alternative Securities Markets Group's Residential Mortgage Clearinghouse and Commercial Mortgage Clearinghouse

To understand how the "Alternative Securities Markets Group's Mortgage Clearinghouses" work, we will be using the exact same scenario as above. When a consumer wants to buy a home, the consumer will contact an Alternative Securities Markets Group Mortgage Banker and complete the mortgage loan application. After completion of the residential mortgage or commercial mortgage loan application, and at the completion of the an appraisal, the borrower will be placed in an appropriate risk category and a "blended rate of interest" will be given to the borrower (*see the risk category details on the next page*).

NOTE: All Alternative Securities Markets Group's Residential and Commercial Mortgage Clearinghouse Offerings are NOT subject to Income Verification and are NOT subject to sourcing or seasoning of down payments.

The Alternative Securities Markets Group's Residential Mortgage Clearinghouse proposed rates of interest (loan terms) are subject to a THIRTY POINT CLASSIFICATION SYSTEM. Residential Mortgage Borrowers must have a combined score of a minimum of ***TEN POINTS*** to participate.

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D. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

The Issuer — Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC is a California Limited Liability Company.

Company Managers — Biography for Mr. Steven J. Muehler, the Company's Managing Member, can be found starting on Page 34 of this Offering.

Minimum Capital Commitment — Each investor will be required to make an investment of a minimum of one Secured Investment Certificate

Securities Offered — $5,000,000 in aggregate principal amount of Secured Investment Certificates

Term of the Offering — The Offering will begin when this Offering is qualified by the Commission and will terminate on the earlier to occur: (1) the date is not more than one year after this Offering Circular is qualified by the Commission, and (ii) the date on which $5,000,000 of Certificates qualified hereunder have been sold. The Certificates are being offered on an ongoing and continuous basis.

Interest Rate — The Interest Rate for each Secured Investment Certificate will be based on the formula set forth in this Offering Circular and varies according to the term of the Certificate. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes to the current Wall Street Journal's Prime Rate data obtained from the Wall Street Journal, or a similar credible source. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such Rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. Interest is calculated and accrues daily. To determine the current rates, prospective Investors in the Secured Investment Certificates should call the Company at (213) 407-4386, or consult the web pages: http://www.AlternativeSecuritiesMarket.com; http://www.FixedIncomeMortgage.com; or http://www.ASMGCorp.com

Maturity Date — The Secured Investment Certificates will be offered in maturities of 5 to 30 years from the date issued, with a Fixed Interest Rate depending on the term.

Rollover at Maturity — When a Certificate matures, unless the Holder notifies the Company ten business days before the maturity date that it does not wish to let the Certificate rollover and presents the Certificate for payment, the Company otherwise elects, it is automatically rolled-over into a new Certificate at the Interest Rate then being offered by the Company. The rolled-over Certificate will bear interest at the then current Interest Rate for newly Issued Certificates, based on the same term as originally elected by the Holder.

Interest Payment Dates — Interest shall be paid to the Investors Monthly on the last Thursday of each Month. Should the last Thursday be a Holiday, the distribution shall be on the following Friday. Should both Thursday and Friday be a holiday, then the interest distribution shall be on the following Monday. Below is a list of

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC recognized holidays.

- New Year's Day
- Birthday of Martin Luther King, Jr.
- Washington's Birthday
- Memorial Day
- Independence Day
- Labor Day
- Columbus Day (*for banking purposes only*)
- Veterans Day

- Thanksgiving Day
- The Friday following Thanksgiving Day
- Christmas Eve
- Christmas Day
- New Years Eve

Optional Prepayment The Company may prepay some or all of the Secured Investment Certificates at the Company's option without premium or penalty.

Collateral The Company will hold First or Second Lien Positions on all Real Estate Assets of the Company. The Liens will be NO GREATER THAN 75% of the "As-Improved" or "As-Developed" Value of any Real Estate Asset as determined by a 3rd party real estate appraiser, or equivalent.

The Company will hold 25% of the Issued and Outstanding Equity Securities of ALTERNATIVE SECURITIES MARKETS GROUP CORPORATION in exchange for $900,000 Operating Capital, for which the Alternative Securities Markets Group Corporation will pay the Company a Monthly Interest Distribution of 1% of the outstanding loan balance. As Loan Proceeds are returned to the Company, they will be re-applied to the Company's Real Estate Operations. After all Loan Proceeds have been returned to the Company, the Company will retain a 5% minority equity position in the Company.

Guarantees The Secured Investment Certificates are guaranteed by the Alternative Securities Markets Group Corporation.

Ranking The Secured Investment Certificates will:

- Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and;
- Rank senior to all of the Company's future subordinated indebtedness, if any.

Risk Factors See "Risk Factors" for a discussion of certain factors that you should carefully consider before investing in the Certificates

Governing Law California

.

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ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 4050 Glencoe Avenue, Marina Del Rey, California 90292.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position	
Mr. Steven Joseph Muehler	***Managing Member***	***Age: 39***

Mr. Steven Muehler is the Managing Member for Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, and the Founder and Chief Executive Officer of the Alternative Securities Markets Group Corporation.

A true pioneer in the private equity investments industry, Mr. Muehler has led the Alternative Securities Markets Group Corporation in its growth into one of the leading CrowdFunding Markets, a multi-state Registered Investment Advisory Firm and a leading global alternative securities investment management firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on each of the Market Tiers Portfolio Management Committees.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding of the Alternative Securities Markets Group in the Fall of 2014, Mr. Muehler was a private capitalization consultant from 2008 to 2014. Mr. Muehler served four years in the United States Marine Corps (1995 to 1999) before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: www.SteveMuehler.com; http://www.ASMGCorp.com, and www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. None

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In December of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. will be entitled to receive an annual salary of:

Mr. Steven J. Muehler, Managing Member	$75,000.00

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

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ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of Equity Membership Units owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name & Address	Amount Owned Prior to Offering	Amount Owned After Offering
Alternative Securities Markets Group Corporation 4050 Glencoe Avenue Marina Del Rey, California 90292	Equity Membership Units: 1,000 Units (100%)	Equity Membership Units: 1,000 Units (100%)

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

The Company's majority shareholder is the Alternative Securities Markets Group Corporation. The Alternative Securities Markets Group Corporation is owned 100% by its Founder and Chief Executive Officer, Mr. Steven Joseph Muehler. Mr. Steven J. Muehler is also the Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, and Mr. Muehler holds all voting rights for the Equity Membership Units of the Alternative Securities Markets Group Corporation. Consequently, this sole shareholder controls the operations of the Company and will have the ability to control all matters submitted to Shareholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of formation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Steven J. Muehler will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer to purchase the Company. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

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ITEM 12. SECURITIES BEING OFFERED.

Secured Investment Certificates

A maximum of FIVE THOUSAND Secured Investment Certificates are being offered to the public at $1,000.00 per Secured Investment Certificate. There is no minimum. A maximum of $5,000,000 will be received from the offering. All Secured Investment Certificates are being offered by the Company and no Secured Investment Certificates are being offered by any selling shareholders. The Company will receive all proceeds from the sale of its Secured Investment Certificates.

Description of the Secured Investment Certificates:

The following description is a summary of the material provisions of the Secured Investment Certificates. It does not restate the terms and material provisions of the Secured Investment Certificates in their entirety. The Company urges you to read the Secured Investment Certificates because they, and not this description, will define your rights as a Holder of these Secured Investment Certificates. A copy of the proposed form of the Secured Investment Certificates is available to you upon request.

Brief Description of the Secured Investment Certificates:

The Secured Investment Certificates will be our secured obligations and will:

- Rank equally with all of the Company's existing and future secured debt indebtedness, if any, and;
- Rank senior to all of the Company's future subordinated indebtedness, if any.

Principal, Maturity and Interest:

This Offering Circular relates to the offer and sale of up to $5,000,000 in principal amount (the "Offering") of Secured Fixed-Rate Investment Certificates (the "Certificates") of ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC, a California Limited Liability Company (the "Company"). The Company's principal office is located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, and its telephone number is (213) 407-4386.

The Certificates will be issued in the minimum amount of $1,000 and in multiples of $1,000. The Certificates will be offered in maturities of 5, 10, 15, 20 and 30 years from the date issued, with a fixed interest rate depending on the term. The Company will typically issue Certificates on the same or next day, after deposit by the Company of the Subscriber's payment check and the check is collected by the Company's Bank. See "Description of Certificates" on Page 38 of this Registration Statement. The Fixed Rates of Interest for each Certificate will be based on the formula set forth below and varies according to the term of the Certificate. See "Description of Certificates – Principal, Maturity and Interest" on Page 38 of this Registration Statement. The Minimum and the Maximum Fixed Interest Rates which are offered will change from time to time in response to changes in the current "Wall Street Journal's Prime Rate" data obtained from the Wall Street Journal, or a similar credible source. The "Prime Rate", as reported by the Wall Street Journal's Bank Survey, is among the most widely used benchmark in setting home equity lines of credit and credit card rates. It is in turn based on the Federal Funds Rate, which is set by the Federal Reserve. The Interest Rates for new Certificates are set on the First Monday of each month at the start of business based on the Wall Street Journal's Prime Rate on that day. Such rates are paid on all Certificates issued between the start of business on that Monday and the close of business on the last day prior to the First Monday of the next month. The following table sets forth the formula for determining the Interest Rates for the Certificates and the Initial Interest Rate based on the most recent Wall Street Journal's Prime Rate as of November 3rd, 2014.

TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST RATES AS OF NOVEMBER 3rd, 2014
5 YEAR	Prime Plus 5.75%	9.00%
10 YEAR	Prime Plus 7.00%	10.25%
15 YEAR	Prime Plus 7.75%	11.00%
20 YEAR	Prime Plus 8.25%	11.50%
30 YEAR	Prime Plus 8.75%	12.00%

If you invested $1,000, then interest would be payable on the last Thursday of each Month. Should the last Thursday be a Holiday, the distribution shall be on the following Friday. Should both Thursday and Friday be a holiday, then the interest distribution shall be on the following Monday. Below is a list of

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC recognized holidays.

- New Year's Day
- Birthday of Martin Luther King, Jr.
- Washington's Birthday
- Memorial Day
- Independence Day
- Labor Day
- Columbus Day (*for banking purposes only*)
- Veterans Day
- Thanksgiving Day
- The Friday following Thanksgiving Day
- Christmas Eve
- Christmas Day
- New Years Eve

Optional Prepayment:

The Secured Investment Certificates maybe prepaid in whole or in part at any time prior to their respective Maturity dates without premium or penalty.

Events of Default:

The Secured Investment Certificates provide that each of the following constitutes an "Event of Default" with respect to the Secured Investment Certificates:

1. The failure to make a payment when due under the Certificates (i) of any interest payment within five (5) business days of when the interest payment is due, or (ii) of the entire outstanding balance of principal and interest on the maturity date; or
2. If the Company voluntarily files a petition under the Federal Bankruptcy Code, or under any similar or successor Federal Statute relating to Bankruptcy, Insolvency Arrangements, or Reorganizations; of if the Company fails to obtain a vacation or stay of Involuntary Proceedings brought for the Reorganization, Dissolution or Liquidation of the Company; or if the Company is adjudged a Bankrupt, or upon the Company's Dissolution, Business Failure or Discontinuance as a going concern business; or if a trustee or receive shall be appointed for the Company's property; or if there is an attachment, execution or other judicial seizure of any portion of the Company's assets, and such seizure is not discharged within ten (10) days.

In any Event of Default occurs and is continuing, at the option of the Holders, the entire outstanding principal balance due under the Secured Investment Certificates and all accrued and unpaid Interest on the Secured Investment Certificates will become immediately due and payable by the Company without further action or notice at the option of the Holders.

Form of Certificates:

All Secured Investment Certificates will be issued in fully registered form. The Company is entitled to treat the Registered Holder shown on its records as the owner of the Secured Investment Certificate for all purposes. Ownership of a Secured Investment Certificate may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Secured Investment Certificates so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

Payment or Rollover at Maturity:

The Secured Investment Certificates will be subject to automatic rollover. Fifteen business days before the Maturity Date of the Secured Investment Certificate, the Company will send a notice to the Holder by First Class Mail at the Holder's address that the Secured Investment Certificate is going to mature and request whether the Holder wishes to let the Certificate rollover, or to be repaid. The Company will repay Holders who notify in TEN BUSINESS DAYS BEFORE THE MATURITY DATE that they wish to be repaid. Unless the Holder notifies the Company TEN BUSINESS DAYS BEFORE THE MATURITY date that it does not wish to let the Secured Investment Certificate rollover and presents the Secured Investment Certificate for payment, or the Company otherwise elects to repay the Secured Investment Certificate, the Secured Investment Certificate will be automatically rolled-over into a new Secured Investment Certificate at the Interest Rate then being offered by the Company based on the same term as the original Secured Investment Certificate. The Holder may elect to rollover all, or a portion of, the Secured Investment Certificates it owns. To determine the Interest Rate applicable to the rolled-over Secured Investment Certificates, Holders should call the Company at (213) 407-4386, or consult the web pages: http://www.AlternativeSecuritiesMarket.com; http://www.FixedIncomeMortgage.com; and/or http://www.ASMGCorp.com. The rolled-over Certificate will bear interest at the then current Interest Rate for newly issued Secured Investment Certificates, based on the formula described above, the maturity date will be extended for an additional term of identical length as the original Secured Investment Certificate, and the frequency and Interest Payments will be identical to the frequency of the original Secured Investment Certificate.

Due to automatic rollover, Investors will not receive payment of principal at Maturity or subsequent payment dates unless the Investor complies with the procedures for notification and delivery of Secured Investment Certificates. In order to receive payment of principal upon maturity, the Holder must notify the Company TEN BUSINESS DAYS before the Secured Investment Certificate's Maturity Date that it elects not to let the Secured Investment Certificate rollover and it must present the Secured Investment Certificate to the Company for payment. Notification and delivery of the Secured Investment Certificate must be made to the Company's office located at 4050 Glencoe Avenue, Marina Del Rey, California 90292, Attention: Investor Services, or by Email to: LEGAL@ALTERNATIVESECURITIESMARKET.COM, by the Secured Investment Certificate's Maturity Date. In order to be effective, such notification must be received at the Company's office, or by Email, by the Maturity Date. If the Company does not receive the notification by such time, the Secured Investment Certificate(s) will be rolled-over.

For example, if your original Secured Investment Certificate had a term of 15 months, and you elected to be paid interest quarterly, the rolled-over Secured Investment Certificate would also have a term of 15 months, interest would be paid quarterly and the Interest Rate would be based on the above formula for new Secured Investment Certificates with a term of 15 months. If you have any questions regarding the rollover of Secured Investment Certificates, please call the Company at (213) 407-4386.

Lost, Stolen or Destroyed Secured Investment Certificates: Issuance of New Secured Investment Certificates:

If a Holder loses his or her Secured Investment Certificate is stolen or destroyed, the Company will issue a new Secured Investment Certificate in the place of the lost, stolen or destroyed Secured Investment Certificate if the Holder gives the Company a bond sufficient to indemnify the Company against any claim that may be made against it on account of the alleged loss, theft or destruction of any Secured Investment Certificate or the issuance of a new Secured Investment Certificate.

Lack of Public Market

There is no public market for the Secured Investment Certificates, and none is expected to develop for their purchase or sale.

Financial Information Provided to Investors:

Beginning with the 2015 fiscal year end, in addition to the financial information provided in this Offering Circular, the Company will provide a copy of its financial statements to all Holders of Certificates within 120 days after the end of each fiscal year.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. Federal Income Tax considerations relating to the acquisition, ownership and disposition of the Secured Investment Certificates. The summary is based on the Internal Revenue Code (the "Code"), and Treasury regulations, rulings and judicial decisions as of the date hereof, all of which may be repealed, revoked or modified with possible retroactive effect. This summary applies to you only if you acquire the Secured Investment Certificates for cash in this Offering at the initial Offering price and hold the Secured Investment Certificates as capital assets within the meaning of Section 1221 of the Code. This summary is for general information only and does not address all aspects of the U.S. Federal Income Taxation that may be important to you in light of your particular circumstances, and it does not address state, local, foreign, alternative minimum or non-income tax considerations that may be applicable to you. Further, this summary does not deal with Holders that may be subject to special tax rules, including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, U.S. Holders (as described below) whose functional currency is not the U.S. Dollar, certain U.S. expatriates or Holders who hold the Secured Investment Certificates as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction or other integrated transaction for U.S. Federal Tax purposes. You should consult your own tax advisor as to the particular tax consequences to your of acquiring, holding or disposing of the Secured Investment Certificates.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a Secured Investment Certificate that, for U.S. Federal Income Tax purposes, is: (a) an individual citizen or resident of the United States; (b) a corporation (or other business entity treated as a corporation) created or organized in or under the Laws of the United States or any State thereof (including the District of Columbia); (c) an estate the income of which is subject to U.S. Federal Income Taxation regardless of its source; or (d) a trust if (i) such trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person, or (ii) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a Secured Investment Certificate that is neither a U.S. Holder nor a partnership or any entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes. If a partnership (or other entity or arrangement treated as a partnership for U.S. Federal Income Tax purposes) holds Secured Investment Certificates, then the U.S. Federal Income Tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that holds Secured Investment Certificates of a partner in such a partnership, you should consult your own tax advisor as to the particular U.S. Federal Income Tax consequences applicable to you.

U.S. Holders

Interest

We anticipate that the Secured Investment Certificates will not be issued with original discount for U.S. Federal Income Tax purposes. In such case, if you are a U.S. Holder, interest on a Secured Investment Certificate will generally be taxable to you as ordinary interest income as it accrues or is received by you in accordance with your usual method of accounting for U.S. Federal Income Tax purposes.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

If you are a U.S. Holder, upon the sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate, you will generally recognize gain or loss for U.S. Federal Income Tax purposes in an amount equal to the difference, if any, between (i) the amount of the cash and the fair market value of any property you receive on the sale or other taxable disposition (less an amount attributable to any accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously taken into income), and (ii) your adjusted tax basis in the Secured Investment Certificate. Your adjusted tax basis in a Secured Investment Certificate will generally be equal to your cost of the Secured Investment Certificate, reduced by the principal payments you have previously received in respect of the Secured Investment Certificate. Such gain or loss will generally be treated as capital gain or loss and will be treated as long-term capital gain or loss if your holding period in the Secured Investment Certificate exceeds on year at the time of the disposition. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitation.

Backup Withholding and Information Reporting

U.S. Federal Backup Withholding may apply to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates if you are a non-corporate U.S. Holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. Holder's U.S. Federal Income Tax liability and may entitle such Holder to a refund, provided the required information is timely furnished to the Internal Revenue Service (the "IRS").

A U.S. Holder will also be subject to information reporting with respect to payments on the Secured Investment Certificates and proceeds from the sale or other disposition of the Secured Investment Certificates, unless such U.S. Holder is an exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

Interest

Subject to the discussion of Backup Withholding and information reporting below, if you are a Non-U.S. Holder, payments of interest on the Secured Investment Certificates to you will not be subject to U.S. Federal Income Tax (including branch profits or withholding tax), provided that:

- You do not, directly or indirectly, actually or constructively, own 10% or more of the voting power of the stock of ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC;
- You are not a bank receiving interest on an extension of credit pursuant to a loan agreement entered into in the ordinary course of your trade or business;
- You are not a controlled foreign corporation for U.S. Federal Income Tax purposes that is, actually or constructively, related to the Company (as provided in the Code);
- The interest payments are not effectively connected with your conduct of a trade or business within the United States; and
- You meet certification requirements.

You will satisfy these certification requirements if you certify on IRS Form W-8BEN, or a substantially similar substitute form, under penalties of perjury, that you are not a United States person with the meaning of the Code, provide your name and address and file such form with the withholding agent. If you hold the Secured Investment Certificate through a foreign partnership or intermediary must satisfy certification requirements of applicable Treasury regulations.

Even if the requirements listed above are not satisfied, you will be entitled to an exemption from or reduction in U.S. Withholding Tax provided that:

- You are entitled to an exemption from or reduction in Withholding Tax or interest under a tax treaty between the United States and your country of residence. To claim this exemption or reduction, you must generally complete IRS Form W-8BEN and claim this exemption or reduction on the form. In some cases, you must instead be permitted to provide documentary evidence of your claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files; or
- The interest income on the Secured Investment Certificates is effectively connected with the conduct of your trade or business in the United States. To claim this exemption, you must complete IRS Form W-8ECI.

You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Dispositions of Secured Investment Certificates

Subject to the discussion below regarding Backup Withholding and information reporting, if you are a Non-U.S. Holder, you will not be subject to U.S. Federal Income Tax (including branch profits tax) on the gain you realize on any sale, exchange, redemption, retirement or other taxable disposition of a Secured Investment Certificate.

- The gain is effectively connected with your conduct of a trade or business within the United States and, if required by an applicable treaty (and you comply with a applicable certification and other requirements to claim treaty benefits), is generally attributable to a U.S. "permanent establishment";
- You are an individual and have been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or
- A portion of the gain represents accrued but unpaid interest, in which case the U.S. Federal Income Tax rules for interest would apply to such portion.

U.S. Trade or Business

If interest on a Secured Investment Certificate or gain from a disposition of the Secured Investment Certificate if effectively connected with your conduct of a U.S. trade or business, and, if required by an applicable treaty, you maintain a U.S. "permanent establishment" to which the interest or gain is attributable, you will generally be subject to U.S. Federal Income Tax on the interest or gain on a net basis in the same manner as if you were a U.S. Holder. If you are a foreign corporation, you may also be subject to a branch profits tax of 30% of your effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless you qualify for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Under current U.S. Federal Income Tax, Backup Withholding and information reporting may apply to payments made by the Company (including the Company's paying agents) to you in respect of the Secured Investment Certificates, unless you provide an IRS Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a Non-U.S. Holder or otherwise establish an exemption. The Company (or its paying agents) may, however, report payments of interest on the Secured Investment Certificates.

The gross proceeds from the disposition of your Secured Investment Certificates may be subject to information reporting and Backup Withholding Tax at the applicable rate. If you sell your Secured Investment Certificates outside the United States through a foreign office of a foreign broker and the sales proceeds are paid to you outside the United States, then the Backup Withholding and information reporting requirements will generally not apply to that payment. However, information reporting, but not Backup Withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your Secured Investment Certificates through the foreign office of a foreign broker that is, for U.S. Federal Income Tax purposes:

- A United States person (within the meaning of the Code);
- A controlled foreign corporation;
- A foreign person 50% of more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or
- A foreign partnership with certain connections to the United States

Unless such broker has in its records documentary evidence that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption. In addition, Backup Withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that you are a United States person.

You should consult your own tax advisor regarding the application of information reporting and Backup Withholding in your particular situation, the availability of an exemption from Backup Withholding and the procedure for obtaining such an exemption, if available. Backup Withholding is not an additional tax. Any amounts withheld under the Backup Withholding rules may be allowed as a credit against your U.S. Federal Income Tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS.

The U.S. Federal Tax discussion set forth above is included for general information only and may not be applicable depending on the Holder's particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the beneficial ownership and disposition of the Secured Investment Certificates, including the tax consequences under State, Local, Foreign, and other tax laws and the possible effects of changes in U.S. Federal and other Tax Laws.

1. *Description of Company Equity Membership Units*

The Company is authorized by its Certificate of Formation to issue an aggregate of 1,000,000 shares of Equity Membership Units, $0.001 par value per share (the "Membership Unit"). As of December 1st, 2014 – 1,000 Equity Membership Units were issued and outstanding.

All outstanding shares of Equity Membership Units are of the same class and have equal rights and attributes. The holders of Equity Membership Units are entitled to one vote per share on all matters submitted to a vote of Shareholders of the Company. All Shareholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Equity Membership Units are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Equity Membership Units are being offered in the Offering Circular.

(b) *Background Information on other Equity Membership Unit Classes.* None

© Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of December 1st, 2014, there was ONE THOUSAND shares of our Equity Membership Units outstanding, which were held of record by ONE stockholder, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Indemnification of Directors and Officers:

The Company is formed under the laws of California. California General Corporation Law provides that a company may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the company, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a company's certificate of formation, bylaws, agreement, and a vote of shareholders or disinterested directors or otherwise.

The Company's Certificate of formation provides that it will indemnify and hold harmless, to the fullest extent permitted by California's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

California's General Corporation Law permits a company to provide in its certificate of formation that a director of the company shall not be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the company or its shareholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Formation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

FINANCIAL STATEMENTS SECTION:

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED BALANCE SHEET
November 18th, 2014

ASSETS		
Current Assets		
• Cash		**$1,000**
• Accounts Receivable		**$0.00**
• Inventory		**$0.00**
• Prepaid Expenses		**$0.00**
• Short-term Investments		**$0.00**
	Total Current Assets	**$0.00**
Fixed (Long-Term)Assets		
• Long-Term Investments		**$0.00**
• Property & Equipment		**$0.00**
(Less Accumulated Depreciation)		**$0.00**
• Intangible Assets		
	Total Fixed Assets	**$0.00**
Other Assets		
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Fixed Assets	**$0.00**
TOTAL ASSETS		**$1,000**
LIABILITIES & OWNER'S EQUITY		
Current Liabilities		**$0.00**
• Accounts Payable		**$0.00**
• Short-term Loans		**$0.00**
• Income Taxes Payable		**$0.00**
• Accrued Salaries & Wages		**$0.00**
• Unearned Revenue		**$0.00**
• Current Portion of Long-term Debt		**$0.00**
	Total Current Liabilities	**$0.00**
Long-Term Liabilities		
• Long-Term Debt		**$0.00**
• Deferred Income Tax		**$0.00**
• Other		**$0.00**
	Total Long-term Liabilities	**$0.00**
Owner's Equity		
• Owner's Investment		**$1,000**
• Accounts Receivable		**$0.00**
	Total Owner's Equity	**$1,000**
TOTAL LIABILITIES & OWNER'S EQUITY		**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED STATEMENTS OF REVENUE AND EXPENSES
November 18th, 2014 (inception)

REVENUE	November 18th, 2014
• Total Revenues	$0.00
TOTAL REVENUES	$0.00
EXPENSES	
• Accounting	$0.00
• Legal	$0.00
• Taxes, other	$0.00
• Organization Costs	$0.00
TOTAL EXPENSES	$0.00
NET LOSS	($0.00)

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY
For the period from
November 18th, 2014 (inception)

	Founding Shareholder	Total
Founding Contribution	$1,000	$1,000
All Costs	$0.00	$0.00
Net Loss	($0.00)	($0.00)
BALANCE, November 18th, 2014	$1,000	$1,000

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
UN-AUDITED STATEMENT OF CASH FLOWS
For the period from
November 18th, 2014 (inception)

CASH FLOWS FROM OPERATING ACTIVITIES	**November 18th, 2014 (Inception)**
• Net Loss	**($0.00)**
• Other	**$0.00**
CASH FLOWS FROM INVESTING ACTIVITIES	**November 18th, 2014 (Inception)**
• All Investing Activities	**$0.00**
CASH FLOWS FROM FINANCING ACTIVITIES	**November 18th, 2014 (Inception)**
• All Financing Activities	**$0.00**
NET INCREASE IN CASH	**$0.00**
Cash, Beginning of year	**$1,000**
Cash, End of Year	**$1,000**

SEE NOTES TO FINANCIAL STATEMENTS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, (the "Company") was organized in November of 2014 in the State of California. The Company was formed to operate as a Real Estate Development Company and a Venture Partner of the Alternative Securities Market.

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC is a Limited Liability Company in which ownership if documented in the form of Membership, not shares. The distribution of earnings to an LLC's members is governed through operating agreements and may not be in direct relations to a member's percentage of ownership.

Upon its organization as a California Limited Liability Company, the Company issued 100% of its Equity Membership Units to "Alternative Securities Markets Group Corporation", a California Stock Corporation. The Chief Executive Officer of Alternative Securities Markets Group Corporation is Mr. Steven J. Muehler, who is also the Managing Member of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

The Company was initially capitalized by Mr. Steven J. Muehler with an opening deposit and balance of $1,000 USD.

NOTE 2. BASIS OF ACCOUNTING:

The Financial Statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

By: Mr. Steven J. Muehler

By: 
Name: Mr. Steven J. Muehler
Title: Managing Member

By: Alternative Securities Markets Group Corporation, Controlling Shareholder

By: 
Name: Mr. Steven J. Muehler
Title: Founder and Chief Executive Officer
100% Owner of "Alternative Securities Markets Group Corporation"

EXHIBITS:

EXHIBIT	DESCRIPTION	PAGES
A	Articles of Organization & Operating Agreement	11
B	Subscription Agreement	06
C	Legal Opinion Letter	To be filed later


EXHIBIT A

LLC-1	**Articles of Organization of a Limited Liability Company (LLC)**

To form a limited liability company in California, you can fill out this form, and submit for filing along with:

- A **$70** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form.

Important! LLCs in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

LLCs may not provide "professional services," as defined by California Corporations Code sections 13401(a) and 13401.3.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

LLC Name (List the proposed LLC name exactly as it is to appear on the records of the California Secretary of State.)

① ALTERNATIVE SECURITIES MARKETS GROUP FIXED INCOME MORTGAGE FUND I, LLC

Proposed LLC Name

The name **must** include: LLC, L.L.C., Limited Liability Company, Limited Liability Co., Ltd. Liability Co. or Ltd. Liability Company; and **may not** include: bank, trust, trustee, incorporated, inc., corporation, or corp., insurer, or insurance company. For general entity name requirements and restrictions, go to www.sos.ca.gov/business/be/name-availability.htm.

Purpose

② The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

LLC Addresses

③ a. 4050 GLENCOE AVENUE, UNIT 210, MARINA DEL REY CA 90292

Initial Street Address of Designated Office in CA - Do not list a P.O. Box | *City (no abbreviations)* | *State* | *Zip*

b. ____________________

Initial Mailing Address of LLC, if different from 3a | *City (no abbreviations)* | *State* | *Zip*

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your LLC is sued. You may list any adult who lives in California. You may **not** list an LLC as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

④ a. MR. STEVEN JOSEPH MUHLER

Agent's Name

b. 4050 GLENCOE AVENUE, UNIT 210, MARINA DEL REY CA 90292

*Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box* | *City (no abbreviations)* | *State* | *Zip*

Management (Check only one.)

⑤ The LLC will be managed by:

☑ One Manager ☐ More Than One Manager ☐ All Limited Liability Company Member(s)

This form must be signed by each organizer. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of organization.

[signature] MR. STEVEN J. MUEHLER

Organizer - Sign here *Print your name here*

Make check/money order payable to: **Secretary of State**

Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.

By Mail
Secretary of State
Business Entities, P.O. Box 944228
Sacramento, CA 94244-2280

Drop-Off
Secretary of State
1500 11th Street., 3rd Floor
Sacramento, CA 95814

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

Operating Agreement

A. THIS OPERATING AGREEMENT of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC (the "Company") is entered into as of the date set forth on the signature page hereto by each of the persons named in Exhibit A hereto (referred to individually as a Member and collectively as the Members).

B. The Senior Managing Member has formed a Limited Liability Company under the Beverly-Killea Limited Liability Act ("California Limited Liability Company"). The Articles of Organization of the Company filed with the California Secretary of State are hereby adopted and approved by the Senior Managing Member.

C. The Senior Managing Member entered into this agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW THEREFORE, the Senior Managing Member agrees as follows:

ARTICLE I: DEFINITIONS

Capitalized items used in this agreement have the meanings specified in this Article or elsewhere in this agreement and when not so defined shall have the meanings set forth in the California Limited Liability Company Act.

"Capital Contribution" means the amount of cash, property or services contributed to the Company.

"Company" means Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, a California Limited Liability Company.

"Member" means a Person who acquires Membership Interests, as permitted under this agreement, and who becomes a or remains a Member.

"Membership Interests" means either a Percentage Interest or Units, based on how ownership in the Company is expressed in Exhibit A.

"Percentage Interest" means a percent ownership in the Company entitling the Holder to an economic and voting interest in the Company.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Unit" means a unit of ownership in the Company entitling the Member holding such Unit to an economic interest and a voting interest in the Company.

ARTICLE 2: CAPITAL AND CAPITAL CONTRIBUTIONS

2.1 ***Initial Capital Contributions and Membership Interests.*** The Capital Contributions of the initial Member (Alternative Securities Markets Group Corporation), as well as the Membership Interest of the initial Member, is listed in Exhibit A, which is made part of this Agreement. Membership Interests in the Company may be expressed either in Units or directly in Percentage Interests.

2.2 ***Subsequent Contribution.*** No Member shall be obligated to make additional capital contributions unless unanimously agreed to by all Members.

2.3 ***Capital Accounts.*** Individual Capital Accounts may be maintained for each Member consisting of that Member's Capital Contribution, (1) increased by that Member's share of profits, (2) decreased by that Member's share of losses and Company expenses, (3) decreased by that Member's distributions and (4) adjusted as required in accordance with applicable Tax Laws.

2.4 ***Interest.*** No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

2.5 ***Limited Liability.*** A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in this Agreement or as required by Law.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 ***Allocations.*** The profits and losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, pro rata in proportion to relative Membership Interests held by each Member.

3.2 ***Distributions.*** The Company shall have the right to make distributions of cash and property to the Members pro rata based on the relative Membership Interests. The timing and amount of distributions shall be determined by the Senior Managing Member in accordance with California Law.

ARTICLE 4: MANAGEMENT

4.1 ***Management.*** The business of the Company shall be managed by the Senior Managing Member. The initial Member has nominated and elected the person set forth in Exhibit B to serve as the Senior Managing Member of the Company. The Senior Managing Member shall serve at the pleasure of the Members and may be elected or removed by the Members holding a majority of the Membership Interests. Exhibit B shall be amended from time to time to reflect any changes in the Senior Managing Member or Managers. In the event of a dispute between Managers, final determination shall be made by a vote of the majority of the Managers. Any Managers may bind the Company in all matters in the ordinary course of business.

4.2 ***Meetings of Managers.*** Regular meetings of the Managers are not required, but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference telephone or by any other means permitted under California Law. In addition, actions may be taken without a meeting if all of the Managers sign a written consent reflecting the action taken.

4.3 ***Banking.*** The Senior Managing Member is authorized to set up on or more bank accounts and is authorized to execute any banking resolutions provided by the institution where the accounts are being set up. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the same name of the Company.

4.4 ***Officers.*** The Senior Managing Member is authorized to appoint one or more Officers from time to time. The Officers hold Office until their successors are chosen and qualified. Subject to any employment agreement entered into between the Officer and the Company, an Officer shall serve at the pleasure of the Senior Managing Member. The current Officers of the Company are listed on Exhibit C.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 ***Accounts.*** Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying on reasonable notice by any Member, Managers or their authorized representatives during normal business hours for purposes reasonably related to the interest of such person as a Member or Manager. The costs of such inspection and copying shall be borne by the Member or Manager.

5.2 ***Records.*** At all times during the term of existence of the Company, and beyond that term if the Senior Managing Member deems it necessary, the Managers shall keep or cause to be kept the following:

a) A current list of the full name and last know business or residence address of each Member and Manager, together with the Capital Contribution, the amount and terms of any agreed upon future Capital Contribution, and Membership Interest of each Member;

b) A copy of the Articles of Organization and any amendments;

c) Copies of the Company's Federal, State, and Local Income Tax or Information Returns and Reports, if any, for the six months recent taxable years; and

d) An original executed copy or counterparts of this Agreement and any Amendments.

5.3 ***Income Tax Returns.*** Within 45 days after the end of each taxable year, the Company shall use its best efforts to send each of the Members all information necessary for the Members to complete their Federal and State Income Tax or Information Returns and a copy of the Company's Federal, State, and Local Income Tax or Information Returns for such year.

5.4 ***Tax Matters Member.*** Mr. Steven Joseph Muehler, the Company's current Senior Managing Member, shall act as Tax Matters Member of the Company to represent (at the Company's expense) in connection with all examinations of the Company's affairs by Tax Authorities and to expend Company Funds for professional services and costs associated therewith.

ARTICLE 6: MEMBERSHIP – MEETINGS, VOTING

6.1 ***Members and Voting Rights***. Members shall have the right and power to vote on all matters with respect to which this Agreement or California Law requires or permits such Member action. Voting shall be based on Membership Interests. Unless otherwise stated in this Agreement or under California Law, the vote to the Members holding a majority of the Membership Interests shall be required to approve or carry any action.

6.2 ***Meetings.*** Regular or annual meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company.

Meetings may be called by any Member or Members holding 10% or more of the Membership Interests, for the purpose of addressing any matters on which the Members may vote. A written notice shall be given not less than TEN (10) days, no more than SIXTY (60) days, before the date of the meeting to each Member entitled to vote at the meeting. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by California Law, including by conference telephone or similar communications equipment. In addition, notice to any meeting may be waived, and any action which could be taken at a meeting can be approved if a consent is in writing, stating the action to be taken is signed by the Holders of the minimum Membership Interest needed to approve the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 ***Withdrawal.*** A Member may withdraw from the Company prior to the dissolution and winding up of the Company with the unanimous consent of the other Members, or if such Member transfers or assigns all of his or her Membership Interests pursuant to Section 7.2 below. A Member which withdraws pursuant to this Section 7.1 shall be entitled to a distribution in an amount equal to such Member's Capital Account.

7.2 ***Restrictions on Transfer***. A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A person, or any entity, who acquires Membership Interests in accordance with this section shall be admitted as a Member of the Company after the person, or entity, has agreed to be bound by the terms of this Operating Agreement by executing a consent in the form of Exhibit D.

ARTICLE 8: DISSOLUTION AND WINDING UP

8.1 ***Dissolution.*** The Company shall be dissolved upon the first to occur of the following events.

a) The vote of the Members holding a majority of the outstanding Membership Interests to dissolve the Company.

b) Entry of a decree of judicial dissolution under section 17351 of the California Corporations Code.

c) At any time there are no Members, provide that the Company is not dissolved and is not required to be wound up if, within NINETY (90) days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and to the admission of the legal representative of such Member or its assignee to the Company as a Member, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member.

8.2 *No Automatic Dissolution upon Certain Events*. Neither the death, incapacity, disassociation, bankruptcy or withdrawal of a Member shall automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 ***Indemnification.*** The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, Officer, Employee, or other Agent of the Company, or was or is serving at the request of the Company as a Director, Manager, Officer, Employee, or other Agent of another Limited Liability Company, Corporation, Partnership, Joint Venture, Trust, or other Enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any proceeding, or in defense of any claim, issue, or matter in any such proceeding, the Agent shall be indemnified against expenses actually and reasonably incurred in connection with the proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case unanimously by all of the Members.

"Proceeding," as used in this section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

9.2 ***Expenses.*** Expenses of each person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Members or Managers, as the case may be, who are not seeking indemnification upon receipt of any undertaking by such Person to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

"Expenses," as used in this section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this section.

ARTICLE 10: GENERAL PROVISIONS

10.1 ***Entire Agreement; Amendment.*** This Agreement constitutes the whole and entire Agreement of the parties with respect to the subject matter of this Agreement, and it shall not be modified or amended in any respect except by a written instrument executed by all of the Members. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members.

10.2 ***Governing Law, Severability***. This Agreement shall be constructed and enforced in accordance with the Internal Laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be constructed as though more narrowly drawn, if a narrower construction would avoid invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

10.3 ***Benefit.*** This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.4 ***Number and Gender.*** Whenever used in this Agreement, the singular shall include the plural and the plural shall include the singular, and the neutral gender shall include the male and the female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

10.5 ***No Third Party Beneficiary***. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement as of the date below

Dated: NOVEMBER 18th, 2014

Mr. Steven Joseph Muehler
Senior Managing Member



Mr. Steven Joseph Muehler
Alternative Securities Markets Group Corporation
Chief Executive Officer / Controlling Shareholder

EXHIBIT A:

MEMBERS

The Following persons, or entities, are the initial Members of the Company, and their initial capital contributions and ownership is set forth below.

Name:	Capital Contribution ($)	Units
Alternative Securities Markets Group Corporation	$1,000	1,000 (100%)

EXHIBIT B:

MANAGERS

The Following persons is elected as the Senior Managing Member of the Company

- Mr. Steven Joseph Muehler

The Following person(s) are elected as Managing Member(s) of the Company

- None

EXHIBIT C:

OFFICERS

The Following person(s) are elected as Officers of the Company

- None

EXHIBIT D:

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Operating Agreement of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, as if the undersigned was a signatory thereof.



(Signature)

NAME: Steven J. Mueller

DATE: Nov. 18th, 2014


EXHIBIT B

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC

C/O: Alternative Securities Markets Group Corporation

4050 Glencoe Avenue

Marina Del Rey, California 90292

LEGAL@ALTERNATIVESECURITIESMARKET.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Secured Investment Certificates: 1 to 5,000

Subject to the terms and conditions of the Secured Investment Certificates described in the Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC. Offering Circular dated November 18th, 2014 (the "Offering"), I hereby subscribe to purchase the number of Secured Investment Certificates set forth below for a purchase price of $1,000.00 per Secured Investment Certificate. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC" evidencing $1,000.00 for each Secured Investment Certificate Subscribed, subject to a minimum of ONE Secured Investment Certificate ($1,000.00).

I understand that my subscription is conditioned upon acceptance by Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC's Managing Member, and subject to additional conditions described in the Offering Circular. I further understand that the Managing Member of the Alternative Securities Markets Group Fixed Income Fund I, LLC, in his sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of Secured Investment Certificates that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ Secured Investment Certificates of Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, at a purchase price **of $1,000.00 (ONE THOUSAND DOLLARS AND ZERO CENTS) per Secured Investment Certificate** (aggregate purchase price: $__________________).

CHOOSE THOSE THAT APPLY	NUMBER OF INVESTMENT CERTIFICATES	TERM	WALL STREET JOURNAL'S PRIME RATE	INTEREST DISTRIBUTION PAID TO INVESTOR	INTEREST RATES AS OF NOVEMBER 3rd, 2014
(__)	#________	5 YEARS	Prime Plus 5.75%	Monthly	9.00%
(__)	#________	10 YEARS	Prime Plus 7.00%	Monthly	10.25%
(__)	#________	15 YEARS	Prime Plus 7.75%	Monthly	11.00%
(__)	#________	20 YEARS	Prime Plus 8.25%	Monthly	11.50%
(__)	#________	30 YEARS	Prime Plus 8.75%	Monthly	12.00%

Made on ______________________________, 2014 by and between Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, a California Limited Liability Company (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

WITNESETH:

WHEREAS, the Company is offering for sale up to FIVE THOUSAND Secured Investment Certificates (the "Certificates") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Certificates indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC, C/O: Alternative Securities Markets Group Corporation, 4050 Glencoe Avenue, Marina Del Rey, California 90292**, payable by check to the order of **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC** in the amount of the aggregate purchase price of the Secured Investment Certificates subscribed (the "Certificates"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Certificates.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Certificates offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Certificates received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Secured Investment Certificates being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Certificates not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Certificates purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Certificates subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Certificates subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Certificates subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Certificates subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Certificates subscribed.

(c) The Certificates subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Certificate.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Certificates subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Certificates subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 <u>Notices.</u> All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Certificates, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. <u>Severability</u>. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of California, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Certificates and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

13. **Additional Information.** The Purchaser realizes that the Certificates are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Certificates are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Alternative Securities Markets Group Fixed Income Mortgage Fund I, LLC.

By: ____
Mr. Steven J. Muehler, Managing Member

PURCHASER:

____
Signature of Purchaser

____
Alternative Securities Market Investment Account Number